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TABLE OF CONTENTS 2

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Common Shares of Beneficial Interest	8,625,000	$24.75	$213,468,750	$29,117.14

(1)
A filing fee of $29,117.14, calculated in accordance with Rule 457(r), has been transmitted to the U.S. Securities and Exchange Commission in connection with the securities offered by means of this prospectus supplement.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-180446

          PROSPECTUS SUPPLEMENT
(To Prospectus dated March 29, 2012)

7,500,000 Shares

Common Shares of Beneficial Interest

We are offering 7,500,000 of our common shares. Our common shares are listed on the New York Stock Exchange under the symbol "OFC." The last reported sale price on October 10, 2012 was $25.36 per share.

Investing in our common shares involves risks. See "Risk Factors" beginning on page 9 of our Annual Report on Form 10-K for the year ended December 31, 2011 and in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2012 before buying our shares.

	Per Share	Total
Initial price to public	$24.75	$185,625,000
Underwriting discounts and commissions	$0.99	$7,425,000
Proceeds, before expenses, to us	$23.76	$178,200,000

We have granted to the underwriters a 30-day option to purchase up to an additional 1,125,000 common shares from us at the public offering price, less the underwriting discount.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about October 16, 2012.

Wells Fargo Securities	J.P. Morgan	Barclays

KeyBanc Capital Markets	Piper Jaffray	RBC Capital Markets
Baird	Comerica Securities	PNC Capital Markets LLC
Stifel Nicolaus Weisel	SunTrust Robinson Humphrey

Prospectus supplement dated October 11, 2012.

          You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by or on behalf of us. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than the dates of the specific information. Our business, financial condition, results of operations and prospectus may have changed since those respective dates.

Prospectus Supplement

Prospectus

          The terms "COPT," "Company," "we," "our" and "us" refer to Corporate Office Properties Trust, individually or together with its subsidiaries, including Corporate Office Properties, L.P., which is referred to as our operating partnership, and our predecessors, unless the context suggests otherwise. The term "you" refers to a prospective investor.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

          We are providing information to you about this offering of our common shares in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering. The second part is the accompanying prospectus, which provides general information. Generally, when we refer to this "prospectus," we are referring to both documents combined, as well as to the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Some of the information in the accompanying prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

FORWARD-LOOKING STATEMENTS

          This prospectus supplement, the accompanying prospectus and our documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain "forward-looking" statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are based on our current expectations, estimates and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements can be identified by the use of words such as "may," "will," "should," "could," "believe," "anticipate," "expect," "estimate," "plan" or other comparable terminology. Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations, estimates and projections reflected in such forward-looking statements are based on reasonable assumptions at the time made, we can give no assurance that these expectations, estimates and projections will be achieved. Accordingly, actual results may differ materially from those addressed in the forward-looking statements. We caution readers that forward-looking statements reflect our opinion only as of the date on which they were made. You should not place undue reliance on forward-looking statements. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

          Important factors that may affect these expectations, estimates or projections expressed in forward-looking statements include, but are not limited to:

  •
  general economic and business conditions, which will, among other things, affect office property and data center demand and rents, tenant creditworthiness, interest rates, financing availability and property values;

  •
  adverse changes in the real estate markets, including, among other things, increased competition with other companies;

  •
  governmental actions and initiatives, including risks associated with the impact of a government shutdown and budgetary reductions or impasses, such as a reduction in rental revenues, non-renewal of leases and/or a curtailment of demand for additional space by our strategic customers;

  •
  our ability to borrow on favorable terms;

  •
  risks of real estate acquisition and development activities, including, among other things, risks that development projects may not be completed on schedule, that tenants may not take occupancy or pay rent or that development or operating costs may be greater than anticipated;

  •
  our ability to sell properties included in our Strategic Reallocation Plan (as defined herein);

  •
  risks of investing through joint venture structures, including risks that our joint venture partners may not fulfill their financial obligations as investors or may take actions that are inconsistent with our objectives;

  •
  changes in our plans for properties or views of market economic conditions or failure to obtain development rights, either of which could result in recognition of impairment losses;

  •
  our ability to satisfy and operate effectively under federal income tax rules relating to real estate investment trusts and partnerships;

  •
  the dilutive effects of issuing additional common shares;

  •
  our ability to achieve projected results;

  •
  environmental requirements; and

  •
  the other factors described beginning on page 9 of our Annual Report on Form 10-K for the year ended December 31, 2011 under the heading "Risk Factors" and in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2012.

 THE OFFERING

          The following is a brief summary of certain terms of this offering.

Issuer	Corporate Office Properties Trust
Common shares offered	7,500,000 shares
Additional option to purchase shares	1,125,000 shares
Common shares to be outstanding immediately after this offering(1)	79,667,410
Use of proceeds
We intend to contribute the net proceeds from this offering to our operating partnership to repay borrowings under our unsecured revolving credit facility, which were approximately $115.0 million as of October 9, 2012, and for general corporate purposes. See "Use of Proceeds."
Distribution policy
We have declared and paid consecutive quarterly dividends on our common shares for over 14 years, and our current quarterly dividend payment is $0.275 per share. We intend to continue to make quarterly distributions to holders of our common shares out of our earnings. Among other things, the per share amounts of future distributions may depend on the number of our common and preferred shares outstanding from time-to-time. As of the date of this offering, our outstanding preferred shares, which rank senior to our common shares with respect to payment of dividends, include 2,000,000 of our 7.5% Series H Cumulative Redeemable Preferred Shares, 3,450,000 of our 7.625% Series J Cumulative Redeemable Preferred Shares, 531,667 of our 5.6% Series K Cumulative Redeemable Preferred Shares and 6,900,000 of our Series L Cumulative Preferred Shares.
Listing	Our common shares are listed on the NYSE under the symbol "OFC."
Restrictions on ownership
To assist us in maintaining our qualification as a REIT, our Declaration of Trust provides that no person, other than a person that has received an exemption, may own directly or indirectly, or be deemed to own by virtue of certain attribution provisions of the Internal Revenue Code of 1986, as amended, more than 9.8%, in value or number of shares, whichever is more restrictive, of the outstanding common shares. For more information, see "Description of Shares—Restrictions on Ownership and Transfer" in the accompanying prospectus.
Tax consequences
The federal income tax consequences of purchasing, owning and disposing of our common shares are summarized in "Additional Federal Income Tax Matters" in this prospectus supplement and in "Federal Income Tax Matters" in the accompanying prospectus.
Settlement date	Delivery of the common shares will be made against payment therefor on or about October 16, 2012.

Transfer agent	The transfer agent for our common shares is Wells Fargo Bank, N.A.
Conflicts of Interest
As described in "Use of Proceeds," we expect to contribute the net proceeds from this offering to our operating partnership to repay borrowings under our unsecured revolving credit facility. Affiliates of Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Barclays Capital Inc., KeyBanc Capital Markets Inc., RBC Capital Markets, LLC, Comerica Securities, Inc., PNC Capital Markets LLC and SunTrust Robinson Humphrey, Inc. are lenders under our revolving credit facility and will receive a portion of the net proceeds from this offering through the repayment of those borrowings. See "Underwriting."
Risk Factors
See "Risk Factors" beginning on page 9 of our Annual Report on Form 10-K for the year ended December 31, 2011 and in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2012, both of which are incorporated by reference into this prospectus supplement, for other information you should consider before buying our common shares.

(1)
The number of common shares to be outstanding after this offering is based on 72,167,410 common shares outstanding as of October 9, 2012, and assumes no exercise of the underwriters' option to purchase up to an additional 1,125,000 common shares.

 THE COMPANY

          We are an office real estate investment trust ("REIT") that focuses primarily on serving the specialized requirements of strategic customers in the United States Government and defense information technology sectors. We acquire, develop, manage and lease office and data center properties that are typically concentrated in large office parks primarily located adjacent to government demand drivers and/or in office markets that we believe possess growth opportunities. As of June 30, 2012, our investments in real estate included the following:

  •
  228 operating office properties totaling 19.8 million square feet;

  •
  nine office properties under construction or redevelopment that we estimate will total approximately 1.1 million square feet upon completion, including two partially operational properties included above;

  •
  land held or under pre-construction totaling 2,303 acres (including 583 controlled but not owned) that we believe are potentially developable into approximately 20.1 million square feet; and

  •
  a partially operational, wholesale data center which upon completion and stabilization is expected to have a critical load of 18 megawatts.

          Our focus on customers in the United States Government and defense information technology sectors is a key aspect of our customer strategy. A high percentage of our revenue is concentrated with these customers, and we expect to further increase this concentration level through our:

  •
  properties' proximity to government demand drivers (such as military installations) in various regions of the country and our willingness to expand to other regions where demand exists;

  •
  strong relationships and reputation for high service levels that we have forged over the years and continue to emphasize;

  •
  depth of collective team knowledge, experience and capabilities in developing and operating single user data centers and securing properties that meet the United States Government's Force Protection requirements; and

  •
  property dispositions under the plan we implemented in 2011 to dispose of office properties and land that are no longer closely aligned with our strategy (the "Strategic Reallocation Plan"), as discussed in our 2011 Annual Report on Form 10-K for the year ended December 31, 2011.

          We believe that we differentiate ourselves by being a real estate company that does not view space in properties merely as a commodity. We focus on providing a level of service that exceeds customer expectations both in terms of the quality of the space we provide and our level of responsiveness to customers' (or tenants') needs. In 2011, we won the CEL & Associates, Inc. award for quality service and tenant satisfaction among nationwide office operators in the large owner category for the eighth consecutive year. We believe that operating with such an emphasis on customer service enables us to be the landlord of choice, with high quality customers, and contributes to high levels of customer loyalty and retention.

          Our five executive officers have an average of 26 years of real estate experience. In addition, as of September 30, 2012, our executive officers and trustees collectively owned 5.5% of our common equity interests, which includes ownership of outstanding common shares and common units of our operating partnership that are exchangeable, at our option, into common shares.

          Our executive offices are located at 6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland 21046 and our telephone number is (443) 285-5400. You can contact us by e-mail at ir@copt.com, or by visiting our website, www.copt.com. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus. Our reference to our website is intended to be an inactive textual reference only.

 RECENT DEVELOPMENTS

          Since June 30, 2012 and through the date of this prospectus supplement, we completed the following:

  •
  On July 11, 2012, we acquired 13857 McLearen Road, a 202,000 square foot office property in Herndon, Virginia that was 100% leased, for $49.0 million.

  •
  On July 24, 2012, we sold 23 operating properties totaling 1.4 million square feet and a six-acre land parcel in the Baltimore/Washington Corridor and Greater Baltimore regions for an aggregate sale price of $162 million.

  •
  On August 3, 2012, we entered into an unsecured term loan agreement with a group of lenders for which Wells Fargo Securities, LLC acted as sole arranger and sole book runner, Wells Fargo Bank, National Association acted as administrative agent and Capital One, N.A. acted as documentation agent. We borrowed $120 million under the term loan, with a right for us to borrow an additional $80 million provided that there is no default under the agreement. The term loan matures on August 2, 2019. The variable interest rate on the loan is based on the LIBOR rate (customarily the 30-day rate) plus 2.10% to 2.60%, as determined by our leverage levels.

  •
  On August 6, 2012, we redeemed all of our Series G Preferred Shares of beneficial interest at a price of $25.00 per share, or $55.0 million in the aggregate, plus accrued and unpaid dividends thereon through the date of redemption.

  •
  On August 10, 2012, we exercised our right to reduce the lenders' aggregate commitment under our unsecured revolving credit facility from $1.0 billion to $800 million, with a right, subject to certain conditions, for us to increase the lenders' aggregate commitment to $1.3 billion.

  •
  In September 2012, we executed a lease with a strategic tenant for 115,000 square feet, encompassing all of our 7205 Riverwood Road development, plus an adjacent property ("Riverwood"). Riverwood is part of Rivers Corporate Park in Columbia, Maryland, located within a 10-mile radius of Fort Meade. The strategic tenant plans to occupy the property in late 2013 or early 2014.

  •
  On September 20, 2012, we completed a new lease with a high-growth commercial colocation provider at our DC-6 data center in Manassas, Virginia. The lease provides for an initial commitment of one megawatt (MW), plus opportunities for expansion.

  •
  On September 24, 2012, our Board of Trustees approved a plan by management to shorten the holding period for office properties and developable land in Greater Philadelphia, Pennsylvania (the "Greater Philadelphia Properties") because the properties no longer meet our strategic investment criteria. We determined that the carrying amounts of the Greater Philadelphia Properties will not likely be recovered from the cash flows from the operations and sales of such properties over the likely remaining holding period. Accordingly, during the three months ending September 30, 2012, we recognized aggregate non-cash impairment losses of approximately $46 million for the amounts by which the carrying values of the Greater Philadelphia Properties exceed their respective estimated fair values. These losses contemplate our expectation that we will incur future cash expenditures of approximately $25 million to complete our redevelopment of the properties.

  •
  On October 5, 2012, we leased an aggregate of approximately 363,000 square feet in a newly constructed property and two properties to be constructed in Huntsville, Alabama.

  •
  On October 10, 2012, we filed with the Securities and Exchange Commission a Current Report on Form 8-K, which is incorporated in this prospectus supplement by reference, in which we disclosed (i) certain impairments that we expect to recognize during the three months ended September 30, 2012 with respect to our properties in Colorado Springs, Colorado, and (ii) revised expectations for our operating results for the three months ended September 30, 2012 and the year ending December 31, 2012.

 USE OF PROCEEDS

          We intend to contribute to our operating partnership the net proceeds from the sale of the common shares, approximately $178.0 million after deducting the underwriting discounts and commissions and our expenses related to this offering, or approximately $204.7 million if the underwriters' option to purchase additional shares is exercised in full. We intend to use the net proceeds from this offering to repay borrowings under our unsecured revolving credit facility and for general corporate purposes. The weighted average interest rate on this facility was 2.24% as of June 30, 2012 and $195.0 million was outstanding as of that date. As of October 9, 2012, the weighted average interest rate on this facility was 2.19% and $115.0 million was outstanding.

          Affiliates of Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Barclays Capital Inc., KeyBanc Capital Markets Inc., RBC Capital Markets, LLC, Comerica Securities, Inc., PNC Capital Markets LLC and SunTrust Robinson Humphrey, Inc. are lenders under our unsecured revolving credit facility. As described above, we intend to use the net proceeds of this offering to repay borrowings outstanding under our unsecured revolving credit facility. Because affiliates of Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Barclays Capital Inc., KeyBanc Capital Markets Inc., RBC Capital Markets, LLC, Comerica Securities, Inc., PNC Capital Markets LLC and SunTrust Robinson Humphrey, Inc. are lenders under our unsecured revolving credit facility, those affiliates will receive a portion of the net proceeds from this offering through the repayment of those borrowings.

 CAPITALIZATION

          The following table sets forth our capitalization as of June 30, 2012:

  •
  on a historical basis; and

  •
  on an as adjusted basis to reflect the sale of 7,500,000 common shares of beneficial interest offered by us at the public offering price of $24.75 per share, less underwriting discounts and commissions and offering expenses payable by us, and the application of net proceeds as set forth in the "Use of Proceeds" section, but does not reflect the impact of items discussed in "Recent Developments."

          The information set forth in the following table should be read in conjunction with the consolidated financial statements and the notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2011, and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which is incorporated by reference herein.

	As of June 30, 2012
	Historical	Adjustments(1)	As Adjusted
	(Dollars in thousands)
Cash and cash equivalents	$4,702	$—	$4,702
Restricted cash and marketable securities	22,632	—	22,632

Total cash and restricted cash and marketable securities	$27,334	$—	$27,334

Debt, net	$2,191,851	$(177,950)	$2,013,901

Equity:
Corporate Office Properties Trust's shareholders' equity:
Preferred Shares of beneficial interest at liquidation preference ($0.01 par value; 25,000,000 shares authorized, 15,021,667 shares issued and outstanding)	388,833	—	388,833
Common Shares of beneficial interest ($0.01 par value; 125,000,000 authorized, 72,084,932 shares issued and outstanding on a historical basis, 79,584,932 shares issued and outstanding on an as adjusted basis)	721	75	796
Additional paid-in capital(2)	1,450,923	177,875	1,628,798
Cumulative distributions in excess of net income	(562,678)	—	(562,678)
Accumulated other comprehensive loss	(3,717)	—	(3,717)

Total Corporate Office Properties Trust's shareholders' equity	1,274,082	177,950	1,452,032

Noncontrolling interests in subsidiaries:
Common units in the Operating Partnership	52,152	—	52,152
Preferred units in the Operating Partnership	8,800	—	8,800
Other consolidated entities	18,315	—	18,315

Total noncontrolling interests in subsidiaries	79,267	—	79,267

Total equity	1,353,349	177,950	1,531,299

Total capitalization	$3,545,200	$—	$3,545,200

(1)
Assumes no exercise of the underwriters' option to purchase up to an additional 1,125,000 common shares.

(2)
Represents additional paid-in capital, net of estimated issuance costs.

 DESCRIPTION OF COMMON SHARES

          A summary of the terms and provisions of our common shares is contained in "Description of Shares — Common Shares" in the accompanying prospectus.

 ADDITIONAL FEDERAL INCOME TAX MATTERS

          The following summary of additional Federal income tax considerations regarding an investment in our common shares is based on current law, is for general information only and is not tax advice. This summary supplements the discussion set forth in the accompanying prospectus under the heading "Federal Income Tax Matters." This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances.

          Each prospective purchaser is advised to consult his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and sale of the common shares and of our election to be taxed as a REIT, including the Federal, state, local, foreign income and other tax consequences of such purchase, ownership, sale and election, and of potential changes in applicable tax laws.

          Potential Changes to Tax Rates.    Because we qualify as a REIT, distributions made to our U.S. shareholders out of our earnings and profits will generally constitute dividends taxable as ordinary income except to the extent that such distributions are designated as capital gains. Under current law, the highest marginal individual income tax rate on ordinary income is 35% while the highest individual income tax rate on long-term capital gains is generally 15%. In the absence of legislation to the contrary, starting in 2013, the highest marginal individual income tax rate on ordinary income will be 39.6% while the highest individual income tax rate on long-term capital gains will generally be 20%.

          Guidance Relating to Foreign Accounts.    On February 8, 2012, the Treasury Department issued proposed regulations relating to the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (known as "FATCA") which was enacted in March of 2010. FATCA generally imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, COPT's shares of beneficial interests, including our common shares, if paid to a foreign entity unless (i) if the foreign entity is a "foreign financial institution," the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," the foreign entity identifies certain of its U.S. investors, or (iii) the foreign entity is otherwise excepted under FATCA. Under the proposed regulations, withholding is required (i) with respect to dividends on the common shares beginning on January 1, 2014, and (ii) with respect to gross proceeds from a sale or other disposition of the common shares that occurs on or after January 1, 2015.

          Notwithstanding the foregoing, the proposed regulations will not be effective until issued in final form. There can be no assurance either as to when final regulations relating to FATCA will be issued or as to the particular form that those final regulations might take. If withholding is required under FATCA on a payment related to the common shares, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). The discussion in this section replaces and supersedes the final two paragraphs under "Federal Income Tax Matters — Taxation of Shareholders — Taxation of Foreign Shareholders" in the accompanying prospectus. Prospective purchasers of common shares should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

UNDERWRITING

          Subject to the terms and conditions described in an underwriting agreement among us and the underwriters named below, for whom Wells Fargo Securities, LLC, J.P. Morgan Securities LLC and Barclays Capital Inc. are acting as representatives, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Wells Fargo Securities, LLC	1,950,000
J.P. Morgan Securities LLC	1,950,000
Barclays Capital Inc.	975,000
KeyBanc Capital Markets Inc.	500,000
Piper Jaffray & Co.	500,000
RBC Capital Markets, LLC	500,000
Robert W. Baird & Co. Incorporated	225,000
Comerica Securities, Inc.	225,000
PNC Capital Markets LLC	225,000
Stifel, Nicolaus & Company, Incorporated	225,000
SunTrust Robinson Humphrey, Inc.	225,000
Total	7,500,000

          The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares

          We have granted to the underwriters an option to purchase up to 1,125,000 additional shares at the same price per share as they are paying for the shares shown in the table below. These additional shares would cover sales by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus supplement. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. We will pay the expenses associated with the exercise of this option.

Commissions and Discounts

          The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.594 per share. After the public offering, the public offering price and concession may be changed. The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Initial price to public	$24.75	$185,625,000	$213,468,750
Underwriting discounts and commissions	$0.99	$7,425,000	$8,538,750
Proceeds, before expenses, to us	$23.76	$178,200,000	$204,930,000

          The expenses of the offering, not including the underwriting discount, are estimated at $250,000 and are payable by us.

No Sales of Similar Securities

          We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to, any of our common shares of beneficial interest or securities convertible into or exchangeable or exercisable for any of our common shares of beneficial interest, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 30 days after the date of this prospectus supplement, except issuances of common shares of beneficial interest pursuant to the dividend reinvestment component of our dividend reinvestment plan as in effect on the date hereof, the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof, issuances pursuant to the exercise of employee stock options outstanding on the date hereof, or issuances of restricted securities constituting either common or preferred units of our operating partnership in acquisition transactions. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

          Our executive officers and trustees have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common shares of beneficial interest or securities convertible into or exchangeable or exercisable for any of our common shares of beneficial interest, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares of beneficial interest, whether any of these transactions are to be settled by delivery of our common shares of beneficial interest or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 30 days after the date of this prospectus supplement, with certain exceptions. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

New York Stock Exchange Listing

          The shares are listed on the New York Stock Exchange under the symbol "OFC."

Price Stabilization and Short Positions

          Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters from bidding for and purchasing our common shares. However, the underwriters may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

          If the underwriters create a short position in the common shares in connection with this offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the underwriters' option to purchase additional shares described above. Purchases of our common shares to stabilize the price of our common shares or to reduce a short position may cause the price of our common shares to be higher than it might be in the absence of such purchases.

          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Conflicts

          Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Barclays Capital Inc., certain of the other underwriters and their affiliates have provided investment banking, commercial banking and financial advisory services for us from time to time for which they have received customary fees and expenses. Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Barclays Capital Inc., certain of the other underwriters and their affiliates may, from time to time, engage in other transactions with us and perform other services for us in the ordinary course of their businesses. In particular, affiliates of Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Barclays Capital Inc., KeyBanc Capital Markets Inc., RBC Capital Markets, LLC, Comerica Securities, Inc., PNC Capital Markets LLC and SunTrust Robinson Humphrey, Inc. are lenders under our unsecured revolving credit facility. As described under "Use of Proceeds," we intend to use net proceeds from this offering to repay borrowings outstanding under our unsecured revolving credit facility. Because affiliates of Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Barclays Capital Inc., KeyBanc Capital Markets Inc., RBC Capital Markets, LLC, Comerica Securities, Inc., PNC Capital Markets LLC and SunTrust Robinson Humphrey, Inc. are lenders under our unsecured revolving credit facility, those affiliates will receive a portion of the net proceeds from this offering through the repayment of those borrowings.

Other Relationships

          In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In addition, affiliates of Wells Fargo Securities, LLC are currently collectively one of the largest tenants in our portfolio, by percentage of annualized rental revenue. Additionally, on August 3, 2012, we entered into a $200 million unsecured term loan agreement with a group of lenders for which Wells Fargo Securities, LLC, an underwriter of this offering, acted as sole arranger and sole book runner, Wells Fargo Bank, National Association acted as administrative agent and Capital One, N.A. acted as documentation agent. Affiliates of KeyBanc Capital Markets Inc. and PNC Capital Markets LLC are also lenders under the term loan. We borrowed

$120 million under the term loan, with a right for us to borrow an additional $80 million provided that there is no default under the agreement. The term loan matures on August 2, 2019. The variable interest rate on the loan is based on the LIBOR rate (customarily the 30-day rate) plus 2.10% to 2.60%, as determined by our leverage levels.

Sales Outside the United States

          No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the securities, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the securities in any jurisdiction where action for that purpose is required. Accordingly, the securities may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the securities may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

          Each of the underwriters may arrange to sell securities offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell securities in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

Notice to Prospective Investors in the European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), including each Relevant Member State that has implemented amendments to Article 3(2) of the Prospectus Directive introduced by the 2010 PD Amending Directive (each, an "Early Implementing Member State"), an offer of common shares to the public may not be made in that Relevant Member State and each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of common shares which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus to the public in that Relevant Member State prior to the publication of a prospectus in relation to common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer of common shares which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus to the public in that Relevant Member State may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

  (b)
  to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares referred to in (a) to (c) above shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any common shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the Company or any underwriter that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer to the public" in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe to the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State. The expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

          This prospectus supplement and the accompanying prospectus and any other material in relation to the common shares described herein and therein are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, (the "Order"), (ii) fall within Article 49(2)(a) to (d) of the Order and (iii) are persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). The common shares are only available to, and any invitation, offer or agreement to engage in investment activity with respect to such common shares will be engaged in only with, relevant persons. This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement or the accompanying prospectus or any of their contents.

          The distribution of this prospectus supplement and the accompanying prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene FSMA. No person falling outside those categories should treat this prospectus supplement and the accompanying prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus supplement and the accompanying prospectus are advised that we, the underwriters and any other person that communicates this prospectus supplement and the accompanying prospectus are not, as a result solely of communicating this prospectus supplement and the accompanying prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus supplement and the accompanying prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

Notice to Prospective Investors in France

          Each of the Company and the underwriters has not offered or sold and will not offer or sell, directly or indirectly, common shares to the public in France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, this prospectus supplement and the accompanying prospectus or any other offering material relating to the common shares. Offers, sales and distributions that have been and will be made in France have been and will be made only to (a) providers of the investment service of portfolio management for the account of third parties, and (b) qualified investors (investisseurs qualifiés), other than individuals, all as defined in, and in accordance with, Articles L. 411-1, L. 411-2, and D. 411-1 of the French Code monétaire et financier.

          The common shares may be resold directly or indirectly only in compliance with Article L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier.

          Neither this prospectus supplement nor the accompanying prospectus prepared in connection with the common shares nor any other offering material relating to the common shares has been submitted to the clearance procedures of the Autorité des marchés financiers or notified to the Autorité des marchés financiers by the competent authority of another member state of the European Economic Area.

Notice to Prospective Investors in Germany

          The common shares offered by this prospectus supplement and the accompanying prospectus have not been and will not be offered to the public within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz). No securities prospectus pursuant to the German Securities Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). This prospectus supplement and the accompanying prospectus does not constitute an offer to the public in Germany, and it does not serve for public distribution of the common shares in Germany. Neither this prospectus supplement nor the accompanying prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances that do not constitute an offer to the public under the German Securities Prospectus Act. Prospective Investors should consult with their legal and/or tax advisor before investing into the common shares.

Notice to Prospective Investors in Italy

          The offering of the common shares has not been registered pursuant to Italian securities legislation and, accordingly, no common shares may be offered, sold or delivered, nor may copies of this prospectus supplement and the accompanying prospectus or of any other document relating to the common shares be distributed in the Republic of Italy, except:

  (i)
  to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and Article 34-ter, first paragraph, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended from time to time (Regulation No. 11971); or

  (ii)
  in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Article 34-ter of Regulation No. 11971.

          Any offer, sale or delivery of the common shares or distribution of copies of this prospectus supplement and the accompanying prospectus or any other document relating to the common shares in the Republic of Italy under (i) or (ii) above must be:

  (a)
  made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007 (as amended from time to time) and Legislative Decree No. 385 of 1 September 1993, as amended (the Banking Act); and

  (b)
  in compliance with Article 129 of the Banking Act, as amended, and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the issue or the offer of the common shares in the Republic of Italy; and

  (c)
  in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or other Italian authority.

          Please note that in accordance with Article 100-bis of the Financial Services Act, where no exemption from the rules on public offerings applies under (i) and (ii) above, the subsequent distribution of the common shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under the Financial Services Act and

Regulation No. 11971. Failure to comply with such rules may result in the sale of such common shares being declared null and void and in the liability of the intermediary transferring the common shares for any damages suffered by the investors.

Notice to Prospective Investors in Switzerland

          The Company has not been authorized by the Swiss Financial Market Supervision Authority as a foreign investment fund for public distribution in Switzerland pursuant to article 120 of the Swiss Federal Act on Collective investment Schemes of June 23, 2006 ("CISA"). Accordingly, the common shares may not be offered or distributed to the public in or from Switzerland and neither this prospectus supplement and the accompanying prospectus nor any other offering material relating to the common shares may be distributed in connection with any such offering or distribution. The common shares may only be offered and this prospectus supplement and the accompanying prospectus may only be distributed in or from Switzerland to qualified investors (as defined under article 10 para. 3 of the CISA).

LEGAL MATTERS

          Certain legal matters in connection with the common shares offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania and Saul Ewing LLP, Baltimore, Maryland and for the underwriters by Clifford Chance US LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents filed by us at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at http://www.sec.gov.

          This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. If a reference is made in this prospectus supplement or the accompanying prospectus to any of our contracts or other documents, the reference may not be complete and you should refer to the exhibits that are a part of or incorporated by reference in the registration statement for a copy of the contract or document.

          The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus supplement the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus supplement. Later information filed with the Securities and Exchange Commission will update and supersede this information.

          We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2011, although the financial statements, Selected Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations contained therein were not revised for the reclassification of properties newly-classified as discontinued operations in the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 (as amended) and June 30, 2012;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 (as amended) and June 30, 2012, although the financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (as amended) were not revised for the reclassification of properties newly-classified as discontinued operations in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2012;

  •
  our Definitive Proxy Statement for the 2012 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on March 29, 2012; and

  •
  our Current Reports on Form 8-K filed with the Securities and Exchange Commission on February 16, 2012, March 9, 2012, May 15, 2012, June 19, 2012, June 26, 2012, June 27, 2012, September 28, 2012 (Items 2.05 and 2.06) and October 10, 2012.

          You may request a copy of these filings, at no cost, by contacting Stephanie M. Krewson, Vice President of Investor Relations, Corporate Office Properties Trust, 6711 Columbia Gateway, Suite 300, Columbia, Maryland 21046, by telephone at 443-285-5400, by facsimile at 443-285-7650, by e-mail at ir@copt.com or by visiting our website, www.copt.com. The information contained on our website is not part of this prospectus supplement. Our reference to our website is intended to be an inactive textual reference only.

PROSPECTUS

CORPORATE OFFICE PROPERTIES TRUST

COMMON SHARES OF BENEFICIAL INTEREST
PREFERRED SHARES OF BENEFICIAL INTEREST
DEPOSITARY SHARES
WARRANTS

        This prospectus relates to common shares of beneficial interest, preferred shares of beneficial interest, depositary shares representing interests in preferred shares and warrants to purchase common shares and/or preferred shares, or any combination of these securities, that we may sell from time to time in one or more offerings.

        This prospectus describes some of the general terms that may apply to these securities. We will provide the specific terms and conditions of these sales and the securities offered in supplements to this prospectus prepared in connection with each offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and each applicable prospectus supplement carefully before you invest in the securities. The securities may be offered directly, through agents on our behalf to or through underwriters.

        Our common shares are listed on the New York Stock Exchange under the symbol "OFC." We have not yet determined whether any of the other securities that may be offered by this prospectus will be listed on any exchange, inter-dealer quotation system, or over-the-counter market. If we decide to seek listing of any such securities, a prospectus supplement relating to those securities will disclose the exchange, quotation system or market on which the securities will be listed.

        You should carefully read and consider the risk factors included in our periodic reports and other information that we file with the Securities and Exchange Commission before you invest in the securities described in this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 29, 2012.

        The terms "COPT," "Company," "we," "our" and "us" refer to Corporate Office Properties Trust, individually or together with its subsidiaries, including Corporate Office Properties, L.P., which we refer to as our operating partnership, and our predecessors, unless the context suggests otherwise. The term "you" refers to a prospective investor.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process, which enables us, from time to time, to offer and sell in one or more offerings common shares, preferred shares, depositary shares and warrants to purchase common shares and/or preferred shares or any combination of these securities. This prospectus contains a general description of the securities that we may offer. Each time we sell any securities pursuant to this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement, together with the additional information described below under the heading "Where You Can Find More Information," before you decide whether to invest in the securities.

FORWARD-LOOKING STATEMENTS

        This section contains "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on our current expectations, estimates and projections about future events and financial trends affecting the financial condition and operations of our business. Forward-looking statements can be identified by the use of words such as "may," "will," "should," "could," "believe," "anticipate," "expect," "estimate," "plan" or other comparable terminology. Forward- looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations, estimates and projections reflected in such forward-looking statements are based on reasonable assumptions at the time made, we can give no assurance that these expectations, estimates and projections will be achieved. Future events and actual results may differ materially from those discussed in the forward-looking statements. Important factors that may affect these expectations, estimates and projections include, but are not limited to:

  •
  general economic and business conditions, which will, among other things, affect office property and data center demand and rents, tenant creditworthiness, interest rates, financing availability and property values;

  •
  adverse changes in the real estate markets, including, among other things, increased competition with other companies;

  •
  governmental actions and initiatives, including risks associated with the impact of a government shutdown and budgetary reductions or impasses, such as a reduction in rental revenues, non-renewal of leases and/or a curtailment of demand for additional space by our strategic customers;

  •
  our ability to sell properties included in our Strategic Reallocation Plan;

  •
  our ability to borrow on favorable terms;

  •
  risks of real estate acquisition and development activities, including, among other things, risks that development projects may not be completed on schedule, that tenants may not take occupancy or pay rent or that development and operating costs may be greater than anticipated;

  •
  risks of investing through joint venture structures, including risks that our joint venture partners may not fulfill their financial obligations as investors or may take actions that are inconsistent with our objectives;

  •
  changes in our plans for properties or views of market economic conditions or failure to obtain development rights, either of which could result in recognition of impairment losses;

  •
  our ability to satisfy and operate effectively under Federal income tax rules relating to real estate investment trusts and partnerships;

  •
  the dilutive effects of issuing additional common shares; and

  •
  environmental requirements.

        We undertake no obligation to update or supplement forward-looking statements. For further information on factors that could affect the Company and the statements contained herein, you should refer to the "Risk Factors" section in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, as it may be updated by information included in our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

 SUMMARY

        This prospectus summary calls your attention to selected information in this document, but it does not contain all the information that is important to you. To understand us and the securities that may be offered through this prospectus, you should read this entire prospectus carefully, including the "Risk Factors" and other information included in the documents to which we refer you in the section called "Where You Can Find More Information" in this prospectus.

 OUR COMPANY

        General.    We are an office real estate investment trust, or REIT, that focuses primarily on serving the specialized requirements of strategic customers in the United States Government and defense information technology sectors. We acquire, develop, manage and lease office and data center properties that are typically concentrated in large office parks primarily located adjacent to government demand drivers and/or in office markets that we believe possess growth opportunities. As of December 31, 2011, our investments in real estate included the following:

  •
  238 operating office properties totaling 20.5 million square feet that were 86% occupied;

  •
  seven office properties under construction or redevelopment that we estimate will total approximately 903,000 square feet upon completion, including one partially operational property included above;

  •
  land held or under pre-construction totaling 2,330 acres (including 583 acres controlled but not owned) that we believe are potentially developable into approximately 20.6 million square feet; and

  •
  a partially operational, wholesale data center which upon completion and stabilization is expected to have a critical load of 18 megawatts.

        We conduct almost all of our operations through our operating partnership, Corporate Office Properties, L.P., a Delaware limited partnership, of which we are the managing general partner. The Operating Partnership owns real estate both directly and through subsidiary partnerships and limited liability companies. The Operating Partnership also owns 100% of a number of entities that provide real estate services such as property management and construction and development services primarily for our properties, but also for third parties.

        Interests in our Operating Partnership are in the form of common and preferred units. As of December 31, 2011, we owned 94.4% of the outstanding common units and 95.8% of the outstanding preferred units in our Operating Partnership. The remaining common and preferred units in our Operating Partnership were owned by third parties, which included certain of our Trustees.

        We believe that we are organized and have operated in a manner that permits us to satisfy the requirements for taxation as a REIT under the Internal Revenue Code of 1986, as amended, and we intend to continue to operate in such a manner. Provided we continue to qualify for taxation as a REIT, we generally will not be subject to Federal income tax on our taxable income that is distributed to our shareholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it distribute to its shareholders at least 90% of its annual taxable income (excluding net capital gains).

        Our executive offices are located at 6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland 21046 and our telephone number is (443) 285-5400.

USE OF PROCEEDS

        Unless otherwise set forth in a prospectus supplement accompanying this prospectus, we intend to use the net proceeds of any sale of the securities that we may offer under this prospectus and any accompanying prospectus supplement for working capital and other general business purposes, which may include capital expenditures, acquisition or development of additional properties, repayment of indebtedness and repurchases of outstanding shares.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

        The following table sets forth our ratios of earnings to combined fixed charges and preferred share dividends for each of the last five calendar years. For purposes of calculating the ratio of earnings to combined fixed charges and preferred share dividends, (loss) earnings were computed by adding fixed charges (excluding preferred share dividends, preferred unit distributions, capitalized interest, gain on sales of real estate, amortization of capitalized interest and distributed loss of equity investees to (loss) income from continuing operations before equity in (loss) income of unconsolidated entities and income taxes. Fixed charges consist of interest costs, capitalized amortization of debt issuance costs, dividends to preferred shareholders and distributions to preferred unit holders. This information is given on a historical basis.

	2011		2010	2009	2008	2007
Ratio of (loss) earnings to combined fixed charges and preferred share dividends		*	1.05x	1.21x	1.18x		**

*
Combined fixed charges and preferred share dividends exceeded total (loss) earnings by $152.9 million.

**
Combined fixed charges and preferred share dividends exceeded total (loss) earnings by $4.9 million.

DESCRIPTION OF SHARES

        The following summary of the terms and provisions of our common shares, preferred shares and depositary shares representing interests in preferred shares does not purport to be complete and is subject to and qualified in its entirety by reference to our Declaration of Trust and the Articles Supplementary to our Declaration of Trust relating to the designation of each series of our preferred shares, each of which is available from us as described in "Where You Can Find More Information."

General

        Under our Declaration of Trust, we are authorized to issue up to 125,000,000 common shares and 15,000,000 preferred shares. As of December 31, 2008, 2,200,000 shares were classified as 8.0% Series G Cumulative Redeemable Preferred Shares, all of which were issued and outstanding; 2,000,000 shares were classified as 7.5% Series H Cumulative Redeemable Preferred Shares, all of which were issued and outstanding; 3,390,000 shares were classified as 7.625% Series J Cumulative Redeemable Preferred Shares, all of which were issued and outstanding; and 600,000 shares were classified as 5.60% Series K Cumulative Redeemable Preferred Shares, 531,667 of which were issued and outstanding; Our Board of Trustees may increase the authorized number of common shares and preferred shares without shareholder approval. As of December 31, 2011, there were 72,011,324 common shares issued and outstanding.

        We are authorized to issue preferred shares in one or more classes or subclasses, with the designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, in each case, as are permitted by Maryland law and as our Board of Trustees may determine by resolution. Except for the Series G Preferred Shares, the Series H Preferred Shares, the Series J Preferred Shares and the Series K Preferred Shares, there are currently no other classes or series of preferred shares authorized. However, our Operating Partnership has issued to a third party 352,000 Series I Preferred Units.

        As of December 31, 2011, we owned approximately 94% of the outstanding common units and 2,200,000 Series G Preferred Units, 2,000,000 Series H Preferred Units, 3,390,000 Series J Preferred Units and 531,667 Series K Preferred Units issued by our Operating Partnership.

        Each series of units has economic terms substantially equivalent to the economic terms of the corresponding Series G, Series H, Series J and Series K Preferred Shares, respectively, that we have issued. The 352,000 Series I Preferred Units of our Operating Partnership are owned by a third party and have a liquidation preference of $25.00 per unit. Prior to the distributions with respect to common units of our Operating Partnership, and through September 23, 2019, each Series I Preferred Unit is entitled to a priority distribution of 7.5% of the liquidation value per Series I Preferred Unit, payable quarterly. After September 23, 2019, the priority distribution on the Series I Preferred Units increases in accordance with the terms thereof. Each Series I Preferred Unit is convertible into 0.5 common units at any time at the option of the holder. We may redeem the Series I Preferred Units at any time after September 23, 2019 for any amount equal to their liquidation preference.

        The economic terms of the common units will be substantially equivalent to the economic terms of the common shares. The Series G, Series H, Series I, Series J and Series K Preferred Units are treated equally (i.e., are pari passu) in priority over the common units in our Operating Partnership with respect to liquidation payments and quarterly distributions. Distributions on these preferred units are the source of funds for the payment of dividends on our preferred shares.

        Except in certain limited circumstances, at any time that we hold less than 90% of the outstanding partnership units in our Operating Partnership, any amendment to the Operating Partnership agreement must be approved by the vote of a majority of the common and preferred units not held by us, each voting as a separate class. If we were to hold 90% or more of the outstanding partnership units, we would have the right to amend the Operating Partnership agreement without first seeking such unitholder approval.

Common Shares

        All common shares that are currently outstanding have been, or when issued upon redemption of common and preferred units of our Operating Partnership in accordance with the terms of the Operating Partnership agreement will be, duly authorized, fully paid and nonassessable. Subject to the preferential rights of our Series G, Series H, Series J and Series K Preferred Shares, as well as any other shares or series of beneficial interest that we may issue in the future, and to the provisions of our Declaration of Trust regarding the restriction on transfer of common shares, holders of common shares are entitled to receive dividends on such shares if, as and when authorized and declared by the Board of Trustees out of assets legally available therefor and to share ratably in our assets legally available for distribution to our shareholders in the event of the liquidation, dissolution or winding-up of COPT after payment of, or adequate provision for, all of our known debts and liabilities.

        Subject to the provisions of our Declaration of Trust regarding restrictions on transfer of shares of beneficial interest, each outstanding common share entitles the holder thereof to one vote on all matters submitted to a vote of shareholders, including the election of Trustees, and, except as provided with respect to any other class or series of shares of beneficial interest, the holders of such common shares possess the exclusive voting power. There is no cumulative voting in the election of Trustees, which means that the holders of a majority of the outstanding common shares can elect all of the Trustees then standing for election. The Declaration of Trust provides for the election of Trustees to staggered three-year terms. See the section below entitled "Classification of Board, Vacancies and Removal of Trustees."

        Holders of common shares have no preference, conversion, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the provisions of the Declaration of Trust regarding the restriction on transfer of common shares, the common shares have equal dividend, distribution, liquidation and other rights.

        Our Declaration of Trust provides for approval by a majority of the votes cast by holders of common shares entitled to vote on the matter in all situations permitting or requiring action by the shareholders, except with respect to: (i) the election of Trustees (which requires a plurality of all the votes cast at a meeting of our shareholders at which a quorum is present); (ii) the removal of Trustees (which requires the affirmative vote of the holders of two-thirds of the outstanding shares of beneficial interest entitled to vote generally in the election of Trustees, which action can only be taken for cause by vote at a shareholder meeting); (iii) the merger of COPT with another entity or the sale (or other disposition) of all or substantially all of the assets of COPT (which requires the affirmative vote of the holders of two-thirds of the outstanding shares of beneficial interest entitled to vote on the matter); (iv) the amendment of the Declaration of Trust (which requires the affirmative vote of two-thirds of all the votes entitled to be cast on the matter); and (v) the termination of COPT (which requires the affirmative vote of two-thirds of the outstanding shares of beneficial interest entitled to be cast on the matter). Our Declaration of Trust permits the Trustees, without any action by the holders of common shares, (a) by a two-thirds vote, to amend the Declaration of Trust from time to time to qualify as a real estate investment trust under the Code or the Maryland REIT Law and (b) by a majority vote to amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that we have authority to issue.

Preferred Shares

        The following summary of the terms and provisions of our preferred shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our Declaration of Trust and the Articles Supplementary to the Declaration of Trust relating to the establishment of each series of our preferred shares, each of which is available from us as described in the section below entitled "Where You Can Find More Information."

        We issued 2,200,000 Series G Preferred Shares in an underwritten public offering in August 2003; 2,000,000 Series H Preferred Shares in an underwritten public offering in December 2003; 3,390,000 Series J Preferred Shares in an underwritten public offering in July 2006; and 531,667 Series K Preferred Shares in a private placement in January 2007. We contributed the proceeds of the Series G, Series H and Series J offerings in exchange for a number of respective Series G, Series H, and Series J Preferred Units equal to the number of the applicable series of preferred shares that we sold in the respective offerings. We contributed assets acquired through the Series K Preferred Share issuance in exchange for a number of respective Series K Preferred Units equal to the number of preferred shares that we issued to the seller in the acquisition. The terms of each series of the preferred units are substantially equivalent to the economic terms of the respective series of preferred shares to which they relate. The terms of these outstanding series of preferred shares are as follows:

        Ranking.    The Series G, Series H, Series J and Series K Preferred Shares, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank (i) prior or senior to the common shares and any other class or series of our equity securities authorized or designated in the future if the holders of Series G, Series H, Series J and Series K Preferred Shares shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series ("Junior Shares"); (ii) on a parity with one another and any other class or series of our equity securities authorized or designated in the future if the holders of such class or series of securities and the Series G, Series H, Series J and Series K Preferred Shares shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority of one over the other ("Parity Shares"); and (iii) junior to any class or series of our equity securities authorized or designated in the future if the holders of such class or series shall be entitled to the receipt of dividends and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series G, Series H, Series J and Series K Preferred Shares ("Senior Shares").

        Dividends.    Holders of Series G, Series H, Series J and Series K Preferred Shares Preferred Shares are entitled to receive, when and as declared by our Board of Trustees, out of our funds legally available for payment, quarterly cash dividends on such shares at the following rates: $2.00 per year per Series G Preferred Share; $1.875 per year per Series H Preferred Share; $1.90625 per year per Series J Preferred Share; and $2.80 per year per Series K Preferred Share. Such dividends are cumulative from the date of original issue, whether or not in any dividend period or periods such dividends shall be declared or there shall be funds legally available for the payment of such dividends, and are payable quarterly on January 15, April 15, July 15 and October 15 of each year (or, if not a business day, the next succeeding business day) (each a "Dividend Payment Date"). Any dividend payable on the Series G, Series H, Series J and Series K Preferred Shares for any partial dividend period will be computed ratably on the basis of twelve 30-day months and a 360-day year. Dividends are payable in arrears to holders of record as they appear on our share records at the close of business on the applicable record date, which are fixed by our Board of Trustees and which are not more than 60 nor less than 10 days prior to such Dividend Payment Date. Holders of Series G, Series H, Series J and Series K Preferred Shares are not entitled to receive any dividends in excess of respective cumulative dividends on such shares. No interest, or sum of money in lieu of interest, shall be payable in respect to any dividend payment or payments on the Series G, Series H, Series J and Series K Preferred Shares that may be in arrears.

        When dividends are not paid in full upon the Parity Shares, or a sum sufficient for such payment is not set apart, all dividends declared upon the Parity Shares shall be declared ratably in proportion to the respective amounts of dividends accrued and unpaid on the Parity Shares. Except as set forth in the preceding sentence, unless dividends on the Series G, Series H, Series J and Series K Preferred Shares equal to the full amount of accrued and unpaid dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past dividend periods, no dividends shall be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Parity Shares. Unless dividends equal to the full amount of all accrued and unpaid dividends on the Series G, Series H, Series J and Series K Preferred Shares have been paid, or declared and set apart for payment, for all past dividend periods, no dividends (other than dividends or distributions paid in Junior Shares or options, warrants or rights to subscribe for or purchase Junior Shares) may be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Junior Shares, nor shall any Junior Shares be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of common shares made for purposes of our employee incentive or benefit plan or any such plan of any of our subsidiaries) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Shares), directly or indirectly, by us (except by conversion into or exchange for Junior Shares, or options, warrants or rights to subscribe for or purchase Junior Shares), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Shares. Notwithstanding the provisions described above, we shall not be prohibited from

(i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.

        Liquidation Preference.    Upon any voluntary or involuntary liquidation, dissolution or winding up, before any payment or distribution by us shall be made to or set apart for the holders of any Junior Shares, the holders of Series G, Series H, Series J and Series K Preferred Shares shall be entitled to receive a liquidation preference ($25.00 per share for Series G, Series H and Series J and $50.00 per share for Series K) (the "Liquidation Preference"), plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. Until the holders of the Series G, Series H, Series J and Series K Preferred Shares have been paid the Liquidation Preference in full, plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment shall be made to any holder of Junior Shares upon our liquidation, dissolution or winding up. If upon any liquidation, dissolution or winding up, our assets, or proceeds thereof, distributable among the holders of Series G, Series H, Series J and Series K Preferred Shares shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Shares, then our assets, or the proceeds thereof, shall be distributed among the holders of the Parity Shares ratably in the same proportion as the respective amounts that would be payable on the Parity Shares if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up shall not include a consolidation or merger of us with or into one or more other entities, a sale or transfer of all or substantially all of our assets or a statutory share exchange. Upon any liquidation, dissolution or winding up, after payment shall have been made in full to the holders of the Parity Shares, any other series or class or classes of Junior Shares shall be entitled to receive any and all of our assets remaining to be paid or distributed, and the holders of the Parity Shares shall not be entitled to share therein.

        Voting Rights.    Holders of Series G, Series H, Series J and Series K Preferred Shares will not have any voting rights, except as set forth below and except as otherwise required by applicable law.

        If and whenever dividends on any series or class of Parity Shares shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of Trustees then constituting our Board of Trustees shall be increased by two (if not already increased by reason of similar types of provisions with respect to Parity Shares of any other class or series which is entitled to similar voting rights (the "Voting Parity Shares")), and the holders of all Voting Parity Shares then entitled to exercise similar voting rights, voting as a single class regardless of series, will be entitled to vote for the election of the two additional Trustees at any annual meeting of shareholders or at a special meeting of the holders of the Voting Parity Shares called for that purpose. At any time when such right to elect Trustees separately shall have so vested, we must call such special meeting upon the written request of the holders of record of not less than 20% of the total number of Voting Parity Shares then outstanding. Such special meeting shall be held, in the case of such written request, within 90 days after the delivery of such request, provided that we shall not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders and the holders of the Voting Parity Shares are offered the opportunity to elect such Trustees at such annual meeting of shareholders. If, prior to the end of the term of any Trustee so elected, a vacancy in the office of such Trustee shall occur by reason of death, resignation, or disability, such vacancy shall be filled for the unexpired term of such former Trustee by the appointment of a new Trustee by the remaining Trustee or Trustees so elected. Whenever dividends in arrears on outstanding Voting Parity Shares shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Voting Parity

Shares to elect such additional two Trustees shall cease and the terms of office of such Trustees shall terminate and the number of Trustees constituting our Board of Trustees shall be reduced accordingly.

        The affirmative vote or consent of at least two-thirds of the votes entitled to be cast by the holders of the outstanding Voting Parity Shares entitled to vote on such matters, voting as a single class, will be required to (i) authorize, create, increase the authorized amount of, or issue any shares of any class of Senior Shares or any security convertible into shares of any class of Senior Shares, or (ii) amend, alter or repeal any provision of, or add any provision to, our Declaration of Trust or Bylaws, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Voting Parity Shares; provided, however, that no such vote of the holders of any particular class or series of the Voting Parity Shares shall be required if, at or prior to the time such amendment, alteration or repeal is to take effect or the issuance of any such Senior Shares or convertible security is to be made, as the case may be, provisions are made for the redemption of all outstanding shares of the respective class or series. The amendment of or supplement to our Declaration of Trust to authorize, create, increase or decrease the authorized amount of or to issue Junior Shares, or any shares of any class or series of Parity Shares shall not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of the Series G, Series H, Series J and Series K Preferred Shares.

        With respect to the exercise of the above-described voting rights, each Series G, Series H, Series J and Series K Preferred Share has one (1) vote per share, except that when any other class or series of preferred shares shall have the right to vote with the Series G, Series H, Series J and Series K Preferred Shares as a single class, then the holders of the Series G, Series H and Series J Preferred Shares shall have one quarter of one (0.25) vote per $25.00 of liquidation preference and the holders of the Series K Preferred Shares shall have one half of one (0.50) vote per $50.00 of liquidation preference.

        Conversion.    The Series G, Series H and Series J Preferred Shares are not convertible into or exchangeable for any other property or securities. The Series K Preferred Shares are convertible into our common shares at any time by the holders, at the rate of 0.8163 common shares for every one Series K Preferred Share ("Conversion Rate"). This Conversion Rate is subject to adjustment in the event that we effect a stock split, subdivision of its then outstanding common shares, or distribution of common shares in the form of a dividend. In addition, in the event that we effect a distribution of securities other than common shares in the form of a dividend, then the Series K Preferred Shares shall be entitled to receive upon conversion, in addition to the number of common shares receivable upon such conversion, the amount of our other securities that they would have otherwise received had their Series K Preferred Shares been converted into common shares.

        Optional Redemption.    Shares of the Series G, Series H, Series J and Series K Preferred Shares will not be redeemable by us prior to the following dates (except in certain limited circumstances relating to our maintenance of our ability to qualify as a REIT as described in the section entitled "Restrictions on Ownership and Transfer" above and subject to the holder's right to convert such shares prior to such date in the manner as described in the section entitled "Conversion" above): August 11, 2008 with respect to the Series G Preferred Shares; December 18, 2008 with respect to the Series H Preferred Shares; July 20, 2011 with respect to the Series J Preferred Shares; and January 9, 2017 with respect to the Series K Preferred Shares. On or after these respective dates, we may, at our option, redeem the applicable series of preferred shares, in whole or from time to time in part, at a cash redemption price equal to 100% of the Liquidation Preference, plus all accrued and unpaid dividends, if any, to the redemption date. The redemption price for each series of these preferred shares (other than any portion thereof consisting of accrued and unpaid dividends) will be payable solely with the proceeds from the sale of equity securities by us or our Operating Partnership (whether or not such sale occurs concurrently with such redemption). For purposes of the preceding sentence, "equity securities" means any common shares, preferred shares, depositary shares, partnership or other interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable at the option of the holder for equity securities (unless and to the extent such debt securities are subsequently converted into equity securities)) or options to purchase any of the foregoing of or in us or our Operating Partnership.

        In the event of a redemption of any Series G, Series H, Series J or Series K Preferred Shares, if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such series of shares called for redemption will be payable on such Dividend Payment Date to the holders of record at the close of business on such dividend record date, and will not be payable as part of the redemption price for such shares. The redemption date will be selected by us and shall not be less than 30 days nor more than 60 days after the date notice of redemption is sent by us. If full cumulative dividends on all outstanding Series G, Series H, Series J or Series K Preferred Shares have not been paid or declared and set apart for payment, no Series G, Series H, Series J or Series K Preferred Shares may be redeemed unless all outstanding shares within the applicable series of preferred shares are simultaneously redeemed and neither we nor any of our affiliates may purchase or acquire shares within the applicable series of preferred shares otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of such series of preferred shares.

        If fewer than all the outstanding shares within the Series G, Series H, Series J or Series K Preferred Shares are to be redeemed, we will select those Series G, Series H, Series J or Series K Preferred Shares to be redeemed pro rata in proportion to the numbers of shares of the applicable series of preferred shares held by holders (with adjustment to avoid redemption of fractional shares) or by lot or in such other manner as the Board of Trustees may determine.

        Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two consecutive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice shall be mailed by us not less than 30 days nor more than 60 days prior to the redemption date to each holder of the applicable series of preferred shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on our share records. Any notice which was mailed as described above will be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice will state: (i) the redemption date, (ii) the number of preferred shares to be redeemed, (iii) the place or places where certificates for such preferred shares are to be surrendered for cash and (iv) the redemption price payable on such redemption date, including, without limitation, a statement as to whether or not accrued and unpaid dividends will be (x) payable as part of the redemption price or (y) payable on the next Dividend Payment Date to the record holder at the close of business on the relevant record date as described above. From and after the redemption date (unless we default in the payment of our redemption obligation), dividends on the applicable series of preferred shares to be redeemed will cease to accrue, such shares will no longer be deemed to be outstanding and all rights of the holders thereof shall cease (except (a) the right to receive the cash payable upon such redemption without interest thereon and (b) if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the right of record holders at the close of business on such record date to receive the dividend payable on such Dividend Payment Date). The full dividend payable on such Dividend Payment Date with respect to such the applicable series of preferred shares called for redemption will be payable on such Dividend Payment Date to the holders of record of such shares at the close of business on the corresponding dividend record date notwithstanding the prior redemption of such shares.

        The Series G, Series H, Series J and Series K Preferred Shares have no stated maturity and are not subject to any sinking fund or mandatory redemption provisions except as provided under "Restrictions on Ownership and Transfer" above.

        Subject to applicable law and the limitation on purchases when dividends on the Series G, Series H and Series J Preferred Shares are in arrears, we may, at any time and from time to time, purchase any Series G, Series H and Series J Preferred Shares in the open market, by tender or by private agreement.

Issuance of Additional Preferred Shares

        The Board of Trustees has the ability to designate additional series of our preferred shares of beneficial interest by adopting an amendment to the Declaration of Trust designating the terms of such additional series of preferred shares (a "Designating Amendment"). The preferred shares, when issued, will be fully paid and non-assessable. Because our Board of Trustees has the power to establish the preferences, powers and rights of each series of preferred shares, subject to the rights of the holders of the Series G, Series H, Series J and Series K Preferred Shares, our Board may afford the holders of any series of preferred shares preferences, powers and rights, voting or otherwise, senior to the rights of holders of common shares. The issuance of additional series of preferred shares could have the effect of delaying or preventing a change of control that might involve a premium price for shareholders or otherwise be in their best interest. The rights, preferences, privileges and restrictions of the preferred shares of each series will be fixed by the Designating Amendment relating to the new series.

Operating Partnership Series I Preferred Units

        We conduct almost all of our operations through our Operating Partnership, for which we are the managing general partner. Interests in our Operating Partnership are in the form of common and preferred units. As of the date of this prospectus, we owned a majority of the outstanding common units and a majority of the outstanding preferred units. The remaining preferred units in our Operating Partnership were 352,000 Series I Preferred Units, owned by TRC Associates Limited Partnership, Incorporated, with terms as follows:

        Voting Rights.    Except in certain limited circumstances, at any time that COPT holds less than 90% of the outstanding partnership units in our Operating Partnership, any amendment to the Operating Partnership agreement must be approved by the vote of a majority of the common and preferred units not held by us, each voting as a separate class. If we were to hold 90% or more of the outstanding partnership units, we would have the right to amend the Operating Partnership agreement without first seeking such unitholder approval.

        Liquidation.    In the event of the dissolution of our Operating Partnership, the holder of the Series I Preferred Units will be entitled to receive a $25.00 liquidation preference (the "Series I Liquidation Preference"), prior to any liquidation payment to be made to the holders of the common units but pari passu with liquidation payments made to us as holder of the Series E, Series F, Series G, and Series H Preferred Units.

        Distributions.    The holder of the Series I Preferred Units is entitled to receive quarterly priority percentage return payments, prior to distributions made to the holders of the common units but pari passu with distributions made to us as holder of the Series E, Series F, Series G, and Series H Preferred Units, in an amount equal to a percentage of the Series I Liquidation Preference, which percentage equals 7.50% through September 23, 2019, and increases thereafter.

        Conversion.    The Series I Preferred Units are convertible into common units at a conversion rate of 0.5 common units per Series I Preferred Unit.

Depositary Shares

        We may, at our option, elect to offer fractional preferred shares, rather than full preferred shares. In the event such option is exercised, we will issue receipts for depositary shares, each of which will represent a fraction (to be set forth in the prospectus supplement relating to the preferred shares) of a share of that series of preferred shares. The preferred shares represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a preferred share represented by the depositary share, to all the rights and preferences of the preferred share, represented thereby (including dividend, voting, redemption, conversion and liquidation rights). The above description of the depositary shares is only a summary, is not complete and is subject to, and is qualified in its entirety by, the description in the related prospectus supplement and the provisions of the deposit agreement, which will contain the form of depositary receipt. A copy of the deposit agreement will be filed with the Securities and Exchange Commission as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus is a part.

Restrictions on Ownership and Transfer

        For us to qualify as a REIT (as defined in the Internal Revenue Code of 1986, as amended (the "Code") to include certain entities), our shares of beneficial interest generally must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (under the Code) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). This test is applied by "looking through" certain shareholders which are not individuals (e.g., corporations or partnerships) to determine indirect ownership of us by individuals.

        Our Declaration of Trust contains certain restrictions on the number of our shares of beneficial interest that a person may own, subject to certain exceptions. Our Declaration of Trust provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Aggregate Share Ownership Limit") of the number or value of our outstanding shares of beneficial interest. In addition, our Declaration of Trust prohibits any person from acquiring or holding, directly or indirectly, in excess of 9.8% of our total outstanding common shares, in value or in number of shares, whichever is more restrictive (the "Common Share Ownership Limit"). Our Board of Trustees, in its sole discretion, may exempt a proposed transferee from the Aggregate Share Ownership Limit and the Common Share Ownership Limit (an "Excepted Holder"). However, our Board of Trustees may not grant such an exemption to any person if such exemption would result in us being "closely held" within the meaning of Section 856(h) of the Code or otherwise would result in our failing to qualify as a REIT. In order to be considered by our Board of Trustees as an Excepted Holder, a person also must not own, directly or indirectly, an interest in a tenant of ours (or a tenant of any entity owned or controlled by us) that would cause us to own, directly or indirectly, more than a 9.9% interest in such a tenant. The person seeking an exemption must represent to the satisfaction of our Board of Trustees that it will not violate the two aforementioned restrictions. The person also must agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares of stock causing such violation to the Share Trust (as defined below). Our Board of Trustees may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to our Board of Trustees, in its sole discretion, in order to determine or ensure our status as a REIT.

        Our Declaration of Trust further prohibits (i) any person from beneficially or constructively owning our shares of beneficial interest if such ownership would result in us being "closely held" under

Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (ii) any person from transferring shares of our beneficial interest if such transfer would result in our shares of beneficial interest being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares of beneficial interest that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned our shares of the beneficial interest that resulted in a transfer of shares to the Share Trust, is required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our Board of Trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

        If any transfer of our shares of beneficial interest occurs which, if effective, would result in any person beneficially or constructively owning shares of beneficial interest in us in excess or in violation of the above transfer or ownership limitations (a "Prohibited Owner"), then that number of our shares of beneficial interest, the beneficial or constructive ownership of which otherwise would cause such person to be in excess of the ownership limit (rounded to the nearest whole share), will automatically be transferred to a trust (the "Share Trust") for the exclusive benefit of one or more charitable beneficiaries (the "Charitable Beneficiary"), and the Prohibited Owner will not acquire any rights in such shares. Such automatic transfer will be deemed to be effective as of the close of business on the Business Day (as defined in our Declaration of Trust) prior to the date of such violative transfer. Shares of beneficial interest held in the Share Trust will be issued and outstanding shares. The Prohibited Owner may not benefit economically from ownership of any shares of beneficial interest held in the Share Trust, may have no rights to dividends and may not possess any other rights attributable to the shares of beneficial interest held in the Share Trust. The trustee of the Share Trust (the "Share Trustee") will have all voting rights and rights to dividends or other distributions with respect to shares of beneficial interest held in the Share Trust, which rights will be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by us that shares of beneficial interest have been transferred to the Share Trust will be paid by the recipient of such dividend or distribution to the Share Trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the Share Trustee. Any dividend or distribution so paid to the Share Trustee will be held in the Share Trust for the Charitable Beneficiary. The Prohibited Owner will have no voting rights with respect to shares of beneficial interest held in the Share Trust and, subject to Maryland law, effective as of the date that such shares of beneficial interest have been transferred to the Share Trust, the Share Trustee will have the authority (at the Share Trustee's sole discretion) to (i) rescind as void any vote cast by a Prohibited Owner prior to the discovery by us that such shares have been transferred to the Share Trust and (ii) recast such vote in accordance with the desires of the Share Trustee acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible trust action, then the Share Trustee will not have the authority to rescind and recast such vote.

        Within 20 days after receiving notice from us that shares of beneficial interest have been transferred to the Share Trust, the Share Trustee will sell the shares of beneficial interest held in the Share Trust to a person, designated by the Share Trustee, whose ownership of the shares will not violate the ownership limitations set forth in the Declaration of Trust. Upon such sale, the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as described below. The Prohibited Owner will receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Share Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the Declaration of Trust) of such shares on the day of the event causing the shares to be received by the Share Trustee and (ii) the price per share received by the Share Trustee from the sale or other disposition of the common shares held in the Share Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner will be paid immediately to the Charitable Beneficiary. If, prior to the discovery by us that shares of beneficial interest have been transferred to the Share Trust, such shares are sold by a Prohibited Owner, then (i) such shares will be deemed to have been sold on behalf of the Share Trust and (ii) to the extent that the Prohibited Owner received an amount for shares that exceeds the amount that such Prohibited Owner was entitled to receive as described above, such excess will be paid to the Share Trustee upon demand.

        In addition, shares of beneficial interest held in the Share Trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Share Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date we, or our designee, accept such offer. We will have the right to accept such offer until the Share Trustee has sold the shares of beneficial interest held in the Share Trust. Upon such a sale to us, the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner.

        All certificates representing the common shares will bear a legend referring to the restrictions described above.

        Every owner of more than 5% (or such other percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of our shares of beneficial interest, including the common shares, is required to give written notice to us, within 30 days after the end of each taxable year, stating the name and address of such owner, the number of shares of each class and series of shares of beneficial interest of us which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner will provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the Aggregate Share Ownership Limit. In addition, each shareholder will upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

        These ownership limitations could delay, defer or prevent a change in control of us or other transaction that might involve a premium over the then prevailing market price for the common shares or other attributes that the shareholders may consider to be desirable.

Classification or Reclassification of Common Shares or Preferred Shares

        Our Declaration of Trust authorizes the Board of Trustees to reclassify any unissued shares of common or preferred shares into other classes or series of classes of shares and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, in addition to the Series G, Series H, Series J and Series K Preferred Shares, the Board of Trustees could authorize the issuance of other preferred shares with terms and conditions which could also have the effect of delaying, deferring or preventing a change in control of COPT or other transaction that might involve a premium over the then prevailing market price for common shares or other attributes that the shareholders may consider to be desirable.

Vacancies and Removal of Trustees

        The Bylaws of COPT provide that any vacancy on the Board of Trustees may be filled by a majority vote of the remaining Trustees. Any individual so elected Trustee will hold office for the unexpired term of the Trustee he or she is replacing. The Declaration of Trust provides that a Trustee may be removed at any time only for cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of Trustees, but only by a vote taken at a shareholder meeting. These provisions preclude shareholders from removing incumbent Trustees, except for cause and upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Advance Notice of Nominations and New Business

        The Bylaws provide that, with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Trustees and the proposal of business to be considered by shareholders may be made only (a) pursuant to COPT's notice of the meeting, (b) by the Board of Trustees or (c) by a shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws. With respect to special meetings of shareholders, the Bylaws provide that only the business specified in COPT's notice of meeting may be brought before the meeting of shareholders and nominations of persons for election to the Board of Trustees may be made only (a) pursuant to COPT's notice of the meeting, (b) by the Board of Trustees or (c) provided that the Board of Trustees has determined that Trustees shall be elected at such meeting, by a shareholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

Possible Antitakeover Effect of Certain Provisions of Maryland Law

        The Maryland General Corporations Law ("MGCL") contains provisions that may be deemed to have an antitakeover effect. The provisions applicable to COPT are set forth below.

        Certain Business Combinations.    Under the MGCL, as applicable to Maryland real estate investment trusts, certain business combinations (including certain mergers, consolidations, share exchanges and asset transfers and certain issuances and reclassifications of equity securities) between a Maryland real estate investment trust and any person who beneficially owns ten percent or more of the voting power of the trust's shares or an affiliate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of such trust (an "Interested Shareholder"), or an affiliate of such an Interested Shareholder, are prohibited for five years after the most recent date on which the Interested Shareholder becomes an Interested Shareholder. Thereafter, any such business combination must be recommended by the board of trustees of such trust and approved by the affirmative votes of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the trust and (ii) two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the Interested Shareholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the trust's common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of trustees of the trust prior to the time that the Interested Shareholder becomes an Interested Shareholder. The Board of Trustees has opted out of this statute by resolution. The Board of Trustees may, however, rescind its resolution at any time to make these provisions of Maryland law applicable to COPT.

        Control Share Provisions.    The MGCL generally provides that control shares of a Maryland real estate investment trust acquired in a control share acquisition have no voting rights unless those rights are approved by a vote of two-thirds of the disinterested shares (generally shares held by persons other than the acquiror, officers or trustees who are employees of the trust). An acquiror is deemed to own control shares the first time that the acquiror's voting power in electing trustees equals or exceeds 20% of all such voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Trustees to call a special meeting of shareholders to be held within 50 days of the demand to consider whether the control shares will have voting rights. The trust may present the question at any shareholders' meeting on its own initiative.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the trust may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for the control shares. Fair value will be determined as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

        The control share provisions do not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust. The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of COPT's shares of beneficial interest. The Board of Trustees may, however, amend the Bylaws at any time to eliminate such provision, either prospectively or retroactively.

Dissolution of the Company; Termination of REIT Status

        The Declaration of Trust permits the termination of COPT and the discontinuation of the operations of COPT by the affirmative vote of the holders of not less than two-thirds of the outstanding common shares entitled to be cast on the matter at a meeting of shareholders or by written consent. In addition, the Declaration of Trust permits the termination of COPT's qualification as a REIT if such qualification, in the opinion of the Board of Trustees, is no longer advantageous to the shareholders.

DESCRIPTION OF WARRANTS

        We may issue separately, or together with any preferred shares or common shares offered by any prospectus supplement, warrants for the purchase of other preferred shares and common shares. The warrants may be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, and may be represented by certificates evidencing the warrants, all as set forth in the prospectus supplement relating to the particular series of warrants. The following summaries of certain provisions of the warrants are not complete and are subject to, and are qualified in their entirety by reference to, all the provisions of any related warrant agreement and warrant certificate, respectively, which will be filed with the SEC as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus is a part.

        A prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered including, where applicable, the following:

  •
  the title of the warrants;

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  the aggregate number of the warrants;

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  the price or prices at which the warrants will be issued;

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  the designation, terms and number of common shares or preferred shares that may be purchased upon exercise of the warrants;

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  the designation and terms of the securities, if any, with which the warrants are issued and the number of the warrants issued with each such offered security;

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  the date, if any, on and after which the warrants and related preferred shares or common shares with which the warrants are issued will be separately transferable;

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  the price (or manner of calculation of the price) at which each common share or preferred share may be purchased upon exercise of the warrant;

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  the date on which the right to exercise the warrants will commence and the date on which the right will expire;

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  the minimum or maximum amount of the warrants which may be exercised at any one time;

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  information with respect to book-entry procedures, if any;

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  a discussion of material federal income tax considerations; and

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  any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

        The exercise of any warrants will be subject to, and limited by, the transfer and ownership restrictions in our Declaration of Trust. See "Description of Shares—Restrictions on Ownership and Transfer."

FEDERAL INCOME TAX MATTERS

        COPT was organized in 1988 and elected to be taxed as a REIT commencing with its taxable year ended December 31, 1992. COPT believes that it was organized and has operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Code and intends to continue to operate in such a manner. No assurance can be given, however, that such requirements have been or will continue to be met. The following is a summary of the material U.S. federal income ("Federal") tax considerations that may be relevant to COPT and its shareholders, including the continued treatment of COPT as a REIT for Federal income tax purposes. This summary is for general information purposes only, and is not intended to be (and is not) tax advice. For purposes of this discussion of "Federal Income Tax Matters," the term "COPT" refers only to Corporate Office Properties Trust and not to any other affiliated entities.

        Each prospective purchaser is advised to consult his or her tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and sale of the securities offered hereby and of our election to be taxed as a REIT, including the Federal, state, local, foreign income and other tax consequences of such purchase, ownership, sale and election, and of potential changes in applicable tax laws.

        The following discussion is based on the law existing and in effect on the date hereof, and COPT's qualification and taxation as a REIT will depend on compliance with such law and with any future amendments or modifications to such law. The qualification and taxation as a REIT will further depend upon the ability to meet, on a continuing basis through actual operating results, the various qualification tests imposed under the Code discussed below. No assurance can be given that COPT will satisfy such tests on a continuing basis.

        In brief, an entity that invests primarily in real estate can, if it meets the REIT provisions of the Code described below, claim a tax deduction for the dividends it pays to its shareholders. Such an entity generally is not taxed on its "REIT taxable income" to the extent such income is currently distributed to shareholders, thereby substantially eliminating the "double taxation" (i.e., at both the entity and shareholder levels) that generally results from an investment in an entity which is taxed as a corporation. However, as discussed in greater detail below, such an entity remains subject to tax in certain circumstances even if it qualifies as a REIT. Further, if the entity were to fail to qualify as a REIT in any year, it would not be able to deduct any portion of the dividends it paid to its shareholders and would be subject to full Federal corporate income taxation on its earnings, thereby significantly reducing or eliminating the cash available for distribution to its shareholders.

        Morgan, Lewis & Bockius LLP has opined that, for Federal income tax purposes, COPT has properly elected and otherwise qualified to be taxed as a REIT under the Code for taxable years commencing on or after January 1, 1992 and that its proposed method of operations as described in this prospectus and as represented to Morgan, Lewis & Bockius LLP by COPT will enable COPT to continue to satisfy the requirements for such qualification and taxation as a REIT under the Code for future taxable years. This opinion, however, is based upon certain factual assumptions and representations made by COPT. Moreover, such qualification and taxation as a REIT depends upon the ability of COPT to meet, for each taxable year, various tests imposed under the Code as discussed below, and Morgan, Lewis & Bockius LLP has not reviewed in the past, and may not review in the future, COPT's compliance with these tests. Accordingly, no assurance can be given that the actual results of the operations of COPT for any particular taxable year will satisfy such requirements.

Taxation of COPT

        General.    In any year in which COPT qualifies as a REIT, it will not generally be subject to Federal income tax on that portion of its REIT taxable income or capital gain that is distributed to shareholders. COPT will, however, be subject to tax at normal corporate rates upon any taxable income or capital gains not distributed. Shareholders are required to include their proportionate share of the REIT's undistributed long-term capital gain in income, but would receive a credit for their share of any taxes paid on such gain by the REIT.

        Notwithstanding its qualification as a REIT, COPT also may be subject to taxation in certain other circumstances. If COPT should fail to satisfy either the 75% or the 95% gross income test (each as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which COPT fails either the 75% or the 95% gross income test, multiplied by a fraction intended to reflect COPT's profitability. COPT will also be subject to a tax of 100% on net income from any "prohibited transaction" (as described below), and if COPT has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate. In addition, if COPT should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior years, COPT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. COPT also may be subject to the corporate alternative minimum tax, as well as to tax in certain situations not presently contemplated. COPT will use the calendar year both for Federal income tax purposes, as is required of a REIT under the Code, and for financial reporting purposes. Finally, in the event that items of rent, interest or other deductible expenses are paid to a REIT by a "taxable REIT subsidiary" (as defined below) of such REIT, and such amounts are determined to be other than at arm's length, a REIT may be subject to a 100% tax on the portion of such amounts treated as excessive. Safe harbors exist for certain rental payments.

        Failure to Qualify.    If COPT fails to qualify for taxation as a REIT in any taxable year and certain relief provisions do not apply, COPT will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which COPT fails to qualify as a REIT will not be deductible by COPT, nor generally will they be required to be made under the Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as dividend income, and subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, COPT also will be disqualified from reelecting taxation as a REIT for the four taxable years following the year during which qualification was lost.

REIT Qualification Requirements

        In order to qualify as a REIT, COPT must meet the following requirements, among others:

        Share Ownership Tests.    COPT's shares of beneficial interest must be held by a minimum of 100 persons for at least 335 days in each taxable year (or a proportionate number of days in any short taxable year). In addition, at all times during the second half of each taxable year, no more than 50% in value of the outstanding shares of beneficial interest of COPT may be owned, directly or indirectly and taking into account the effects of certain constructive ownership rules, by five or fewer individuals, which for this purpose includes certain tax-exempt entities (the "50% Limitation"). However, for purposes of this test, any shares of beneficial interest held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. In addition, for purposes of the 50% Limitation, shares of beneficial interest owned, directly or indirectly, by a corporation will be considered as being owned proportionately by its shareholders.

        In order to attempt to ensure compliance with the foregoing share ownership tests, COPT's Declaration of Trust places certain restrictions on the transfer of its shares of beneficial interest to prevent additional concentration of share ownership. Moreover, to evidence compliance with these requirements, Treasury Regulations require COPT to maintain records which disclose the actual ownership of its outstanding shares of beneficial interest. In fulfilling its obligations to maintain records, COPT must and will demand written statements each year from the record holders of designated percentages of its shares of beneficial interest disclosing the actual owners of such shares of beneficial interest (as prescribed by Treasury Regulations). A list of those persons failing or refusing to comply with such demand must be maintained as part of COPT's records. A shareholder failing or refusing to comply with COPT's written demand must submit with his tax return a similar statement disclosing the actual ownership of COPT shares of beneficial interest and certain other information.

        Asset Tests.    At the close of each quarter of COPT's taxable year, COPT must satisfy two tests relating to the nature of its assets (determined in accordance with generally accepted accounting principles). First, at least 75% of the value of COPT's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash (including in some instances, with respect to our taxable years beginning January 1, 2009, foreign currency), cash items, government securities and qualified temporary investments. Second, although the remaining 25% of COPT's assets generally may be invested without restriction, securities in this class may not exceed (i) in the case of securities of any one non-government issuer, 5% of the value of COPT's total assets (the "REIT Value Test") or (ii) 10% of the outstanding voting securities or outstanding value of any one such issuer (collectively, the "Issuer Tests").

        The REIT Value Test and the Issuer Tests will not, however, apply to securities held by a REIT in a "taxable REIT subsidiary," so long as, at of the close of each quarter of each taxable year, not more than 25% (20% with respect to our taxable years ended on or before December 31, 2008) of COPT's total assets are represented by securities of taxable REIT subsidiaries. A corporation will qualify as a taxable REIT subsidiary with respect to COPT only if (i) either (x) COPT directly or indirectly owns stock in such corporation and COPT and such corporation jointly make a taxable REIT subsidiary election in accordance with applicable procedures or (y) a taxable REIT subsidiary of COPT owns, directly or indirectly, securities possessing more than 35% of the total voting power of the outstanding securities of such corporation or securities having a value of more than 35% of the total value of the outstanding securities of such corporation and (ii) such corporation does not directly or indirectly (x) operate or manage a lodging or health care facility or (y) provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging facility or health care facility is operated. Here, however, it should be noted that in certain limited circumstances a taxable REIT subsidiary may be permitted to provide rights to an "eligible independent contractor" to operate or manage a lodging facility (or, with respect to our taxable years beginning after January 1, 2009, a health care facility) without running afoul of these rules. For purposes of this paragraph, references to a "lodging facility" are to a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis and references to a "health care facility" are to a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility or other licensed facility which extends medical, nursing or ancillary services to patients. Taxable REIT subsidiaries are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of real estate management activities and certain other activities which cannot currently be performed by REITs or their controlled subsidiaries without jeopardizing REIT status. On January 1, 2001, our operating partnership acquired all of the stock in Corporate Office Management, Inc. ("COMI") that was not previously owned by it, and we elected to treat COMI as a taxable REIT subsidiary effective January 1, 2001. Thus, COMI is and will remain fully taxable with respect to its earnings. The election will, however, generally allow COMI to continue its real estate management activities without jeopardizing our REIT status.

        In addition, certain debt securities held by a REIT will not be taken into account for purposes of the Issuer Value Test. Where COPT invests in a partnership (such as the Operating Partnership), it will be deemed to own a proportionate share of the partnership's assets, and the partnership interest will not constitute a security for purposes of these tests. Accordingly, COPT's investment in real properties through its interests in the Operating Partnership (which itself holds real properties through other partnerships) will constitute an investment in qualified assets for purposes of the 75% asset test. However, solely for purposes of the 10% value test, described above, the determination of a REIT's interest in partnership assets will be based on the REIT's proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code.

        If we failed to meet the Issuer Tests at the end of any quarter and did not cure such failure within 30 days thereafter, we still could avoid disqualification by disposing of sufficient assets or otherwise complying with such asset test within six months of the identification of the failure, provided the failure was due to assets the value of which did not exceed the lesser of 1% of the value of our assets at the end of the relevant quarter and $10,000,000. For violations of any of the REIT asset tests due to reasonable cause that were larger than this amount, we still could avoid disqualification by taking certain steps including (x) disposing of sufficient assets to meet the asset tests or otherwise complying with such asset tests, (y) preparing a schedule for the quarter describing the non- qualifying assets and filing it in accordance with regulations and (z) paying a tax equal to the greater of $50,000 or 35% of the net income generated by the non-qualifying assets.

        Gross Income Tests.    There are two separate percentage tests relating to the sources of COPT's gross income which must be satisfied for each taxable year. For purposes of these tests, where COPT invests in a partnership, COPT will be treated as receiving its share of the income and loss of the partnership based on its capital interest in such partnership, and the gross income of the partnership will retain the same character in the hands of COPT as it has in the hands of the partnership. The two tests are described below.

        The 75% Test.    At least 75% of COPT's gross income for the taxable year must be "qualifying income." Qualifying income generally includes: (i) rents from real property (except as modified below);

(ii) interest on obligations secured by mortgages on, or interests in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of COPT's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REITS, as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property ("foreclosure property"); and (vii) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property.

        Rents received or accrued from a tenant will not qualify as "rents from real property" for purposes of the 75% gross income test or the 95% gross income test, described below, if COPT, or a person owning, actually or under applicable constructive ownership rules, a 10% or greater interest in COPT, directly or constructively owns 10% or more of such tenant, unless (i) such rents are received or accrued from a taxable REIT subsidiary and (ii) either (x) at least 90% of the leased property in respect of which COPT is receiving or accruing such rents is occupied by persons other than taxable REIT subsidiaries of COPT and the amounts paid to COPT by the taxable REIT subsidiary as rents with respect to such property are substantially comparable to rents paid by other tenants of such property or (y) such rents are received in respect of a "qualified lodging facility" (or, with respect to our taxable years beginning after January 1, 2009, a "qualified healthcare facility") where such facility is operated on behalf of the taxable REIT subsidiary by a person who is an "eligible independent contractor" (as such term is defined for purposes of the REIT provisions of the Code). In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property for purposes of the 75% and 95% gross income tests, COPT generally must not operate or manage the property or furnish or render services to customers, other than through an "independent contractor" from whom COPT derives no income, or through a taxable REIT subsidiary, except that the "independent contractor" or taxable REIT subsidiary requirement does not apply to the extent that the services provided by COPT are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant for his convenience." In addition, COPT may directly perform a de minimis amount of non-customary services. COPT believes that the services provided with regard to COPT's properties by the Operating Partnership (or its agents) have been (and, it is believed, will in the future be) usual or customary services. Any services that cannot be provided directly by the Operating Partnership will be performed by independent contractors or a taxable REIT subsidiary.

        The 95% Test.    In addition to deriving 75% of its gross income from the sources listed above, at least 95% of COPT's gross income for the taxable year must be derived from the above-described qualifying income or from dividends, interest, or gains from the sale or other disposition of stock or other securities that are not dealer property. Dividends and interest on obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. COPT intends to monitor closely its non-qualifying income and anticipates that non-qualifying income from its activities will not result in COPT failing to satisfy either the 75% or 95% gross income test.

        Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test (and will constitute non-qualifying income for purposes of the 75% gross income test). Income and gain from such hedging transactions entered into after July 30, 2008 (and hedging transactions entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests) will be excluded from gross income for purposes of both the 75% and 95% tests. Similarly, certain foreign currency gains recognized after July 30, 2008 will be excluded from gross income for purposes of these tests.

        For purposes of determining whether COPT complies with the 75% and the 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property (excluding foreclosure property); however, a sale of property will not be a prohibited transaction if such property is held for at least two years (or, for sales made before July 31, 2008, four years) and certain other requirements—such as those relating to the number of properties sold in a year, their tax bases and the cost of improvements made thereto—are satisfied.

        Even if COPT fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) COPT's failure to comply is due to reasonable cause and not to willful neglect; (ii) COPT reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. If these relief provisions apply, however, COPT will nonetheless be subject to a tax equal to (i) the greater of the amount by which it fails either the 75% or 95% gross income test, multiplied by (ii) a fraction intended to reflect COPT's profitability.

        Compliance with Income Tests.    COPT intends to continue to monitor its operations and investments so as to continue to satisfy the 75% and 95% gross income tests. While the Operating Partnership or its affiliates provide certain services with respect to the properties in which COPT owns interests and possibly with respect to any newly acquired properties, COPT believes that for purposes of the 75% and 95% gross income tests the services provided at such properties and any other services and amenities provided by the Operating Partnership or its agents with respect to such properties will be of the type usually or customarily rendered in connection with the rental of space for occupancy only and not rendered to the occupants of such properties. COPT intends that services that cannot be provided directly by the Operating Partnership or other agents will be performed by independent contractors or taxable REIT subsidiaries.

        Annual Distribution Requirements.    In order to qualify as a REIT, COPT is required to distribute dividends to its shareholders each year in an amount at least equal to (i) the sum of (A) 90% of COPT's REIT taxable income (computed without regard to the dividends paid deduction and COPT's net capital gain) and (B) 90% of the net income (after tax), if any, for foreclosure property, minus (ii) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before COPT timely files its tax return for the prior year and if paid on or before the first regular dividend payment after the declaration.

        COPT intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Operating Partnership agreement authorizes COPT in its capacity as General Partner to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit COPT to meet the distribution requirements. It is possible that COPT may not have sufficient cash or other liquid assets to meet the above-described distribution requirement, either due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing COPT's REIT taxable income on the other hand, or for other reasons. COPT will monitor closely the relationship between its REIT taxable income and cash flow and, if necessary, arrange for borrowings to raise cash or take such other steps as it deems necessary in order to satisfy the distribution requirement. In addition, from time to time, COPT may declare taxable dividends payable in cash or stock at the election of the COPT shareholders, subject to a limit on the aggregate amount of cash that could be paid. IRS guidance permits COPT to make distributions of its shares (in lieu of cash) on or before December 31, 2012 in respect of taxable years ending on or before December 31, 2011, that will be considered taxable distributions in an amount equal to the amount of cash that could have been received instead of such shares. This temporary flexibility with respect to distributions is available provided certain requirements are satisfied, including that 10% or more of the distribution is payable in cash. However, there can be no assurance that a borrowing or share distribution will be available or practicable at any particular time.

        If COPT fails to meet the above-described distribution requirement as a result of an adjustment to COPT's tax return by the Service, COPT may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

        If we fail to satisfy one or more requirements for REIT qualification (other than the 75% and 95% gross income tests and other than the requirements necessary to cure a failure of the asset tests, as described above), we can avoid disqualification if our failure is due to reasonable cause and not willful neglect, and we pay a penalty of at least $50,000 (and, in some cases, more) for each such failure.

Taxation of Shareholders

        Taxation of Taxable Domestic Shareholders.    As long as COPT qualifies as a REIT, distributions made to its taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable as ordinary income, and domestic corporate shareholders will not be eligible for the dividends received deduction as to such amounts. In determining the extent to which a distribution with respect to the common shares constitutes a dividend for tax purposes, our earnings and profits will be allocated, on a pro rata basis, first to distributions with respect to any class of preferred shares, and then to our common shares.

        "Qualified dividend income" received by non-corporate U.S. shareholders will generally be subject to Federal income tax at the rate applicable to long-term capital gains (currently at a maximum rate of 15% through 2012). Qualified dividend income generally includes dividends paid by domestic "C" corporations and certain qualified foreign corporations to most non-corporate U.S. shareholders. In general, dividends payable by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent that certain holding period requirements are met and the REIT's dividends are attributable to dividends received from taxable corporations (such as taxable REIT subsidiaries) or to income that was subject to Federal income tax at the corporate/REIT level (for example, if the REIT distributes taxable income that it had retained and paid tax on in the preceding taxable year). The currently applicable provisions of the Federal income tax laws relating to qualified dividend income are currently scheduled to "sunset," or revert back to prior provisions of law, effective for taxable years beginning after December 31, 2012, at which time the capital gains rate is scheduled to be increased to 20% and the rate applicable to dividends is scheduled to be increased to the tax rate then applicable to ordinary income.

        Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares of beneficial interest, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a shareholder's shares of beneficial interest, they will be included in income as short-term or long-term capital gain (depending on the length of time the shares have been held), assuming the shares are capital assets in the hands of the shareholder. In addition, any dividend declared by COPT in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by COPT and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by COPT during January of the following calendar year.

        Domestic shareholders may not include in their individual income tax returns any of COPT's net operating losses or capital losses. Instead, such losses would be carried over by COPT for potential offset against future income (subject to certain limitations). Distributions made by COPT and gain arising from the sale or exchange of shares will not be treated as passive activity income, and, as a result, shareholders generally will not be able to apply any "passive losses" against such income and gain. In addition, taxable distributions from COPT generally will be treated as investment income. Capital gain dividends (including distributions treated as such) and capital gain from the disposition of shares, however, will be treated as investment income only if a shareholder so elects, in which case such capital gain will be taxed at ordinary income rates. COPT will notify shareholders after the close of its taxable year as to the portions of distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

        In general, a domestic shareholder will realize capital gain or loss on the disposition of COPT's shares of beneficial interest equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition, and (ii) the shareholder's adjusted basis of such shares of beneficial interest. Such gain or loss generally will constitute short-term capital gain or loss if the shareholder has not held such shares for more than one year and long-term capital gain or loss if the shareholder has held such shares for more than one year. See the section below entitled "Capital Gains and Losses." Loss upon a sale or exchange of COPT's shares of beneficial interest by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from COPT required to be treated by such shareholder as long-term capital gain.

        Capital Gains and Losses.    The current maximum marginal individual income tax rate is 35%. The current maximum tax rate on net capital gains applicable to individuals, trusts and estates from the sale or exchange of capital assets held for more than one year is 15% (through 2012). For individuals, trusts and estates who would be subject to a maximum tax rate of 10%, the current rate on net capital gains is reduced to 5%. Accordingly, the tax rate differential between capital gain and ordinary income for noncorporate taxpayers may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against a noncorporate taxpayer's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

        If a shareholder recognizes a loss upon a subsequent disposition of our common shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury Regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. In addition, significant penalties are imposed for failure to comply with these requirements. You should consult your own tax advisors concerning any possible disclosure obligation with respect to the ownership or disposition of our common shares, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including advisors) might be subject to disclosure or other requirements pursuant to these regulations.

        Backup Withholding.    COPT will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding (at a current rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2012) with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholdings rules. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability.

        In addition, COPT may be required to withhold a portion of capital gain distributions made to shareholders that fail to certify their non-foreign status to COPT. See section below entitled "Taxation of Foreign Shareholders."

        Taxation of Tax-Exempt Shareholders.    The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, dividend income from COPT's shares of beneficial interest should not be UBTI to a tax-exempt shareholder, provided that the tax-exempt shareholder has not held its shares as "debt financed property" within the meaning of the Code and such shares are not otherwise used in a trade or business. Similarly, income from the sale of COPT's shares of beneficial interest will not constitute UBTI unless such tax-exempt shareholder has held such shares as "debt financed property" within the meaning of the Code or has used the shares in a trade or business.

        Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" will be treated as UBTI as to any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code (a "qualified trust") and which holds more than 10% (by value) of the interests in the REIT. A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the application of a "look-through" exception to the 50% Limitation applicable to qualified trusts, and (ii) either (A) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or (B) one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the gross income (less direct expenses related thereto) of the REIT from unrelated trades or businesses (determined as if the REIT were a qualified trust) to (ii) the total gross income (less direct expenses related thereto) of the REIT. A de minimis exception applies where this percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the 50% Limitation without relying upon the "look-through" exception with respect to qualified trusts. As a result of certain limitations on transfer and ownership of COPT's shares of beneficial interest contained in the Charter, COPT does not expect to be classified as a "pension held REIT."

        New Medicare Tax on Net Investment Income.    The recently enacted Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, is scheduled to impose a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a shareholder's allocable share of our income and gain realized by a shareholder from a sale of our common shares. In the case of an individual, the tax will be imposed on the lesser of (i) the shareholder's net investment income or (ii) the amount by which the shareholder's modified adjusted gross income exceeds $250,000 (if the shareholder is married and filing jointly or a surviving spouse), $125,000 (if the shareholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

        Taxation of Foreign Shareholders.    The rules governing the Federal income taxation of the ownership and disposition of COPT's shares of beneficial interest by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules.

        PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN COPT'S SHARES OF BENEFICIAL INTEREST, INCLUDING ANY REPORTING REQUIREMENTS, AS WELL AS THE TAX TREATMENT OF SUCH AN INVESTMENT UNDER THEIR HOME COUNTRY LAWS.

        In general, Non-U.S. Shareholders will be subject to regular Federal income taxation with respect to their investment in COPT's shares of beneficial interest in the same manner as a U.S. shareholder (i.e., at graduated rates on a net basis, after allowance of deductions) if such investment is "effectively connected" with the conduct by such Non-U.S. Shareholder of a trade or business in the United States. A Non-U.S. Shareholder that is a corporation and that receives income with respect to its investment in COPT's shares of beneficial interest that is (or is treated as) "effectively connected" with the conduct of a trade or business in the United States may also be subject to the 30% branch profits tax imposed under Section 884 of the Code, which is payable in addition to the regular Federal corporate income tax. The following discussion addresses only the federal income taxation of Non-U.S. Shareholders whose investment in COPT's shares of beneficial interest is not "effectively connected" with the conduct of a trade or business in the United States. Prospective investors whose investment in COPT's shares of beneficial interest may be "effectively connected" with the conduct of a United States trade or business should consult their own tax advisors as to the tax consequences thereof.

        Distributions that are not attributable to gain from sales or exchanges of United States real property interests and that are not designated by COPT as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of COPT's current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Dividends paid to an address in a country outside the United States will not be presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the availability of a reduced tax treaty rate. A Non-U.S. Shareholder who wishes to claim the benefit of an applicable treaty rate will now be required to satisfy certain certification and other requirements. Distributions that COPT makes in excess of its current and accumulated earnings and profits will not be taxable to a Non-U.S. Shareholder to the extent they do not exceed the adjusted basis of such Non-U.S. Shareholder's shares, but rather will reduce the adjusted basis of such shares (but not below zero). To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they will give rise to tax liability if such Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of shares, as described below.

        For withholding tax purposes, COPT is currently required to treat all distributions as if made out of its current or accumulated earnings and profits and thus intends to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder. COPT would not be required to withhold at the 30% rate on distributions COPT reasonably estimates to be in excess of its current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, a Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of its current or accumulated earnings and profits, and the amount withheld exceeded the Non-U.S. Shareholder's Federal tax liability, if any, with respect to the distribution.

        For any year in which COPT qualifies as a REIT, distributions that are attributable to gain from sales or exchanges of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with the conduct of a United States trade or business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to domestic shareholders (subject to applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals), without regard as to whether such distributions are designated by COPT as capital gain dividends. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption. COPT is required by Treasury Regulations to withhold 35% of any distribution to a Non-U.S. Shareholder that could be designated as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability. However, the 35% withholding tax will not apply to any capital gain dividend with respect to any class of our stock which is regularly traded on an established securities market located in the United States if the non-U.S. Shareholder did not own more than 5% of such class of stock at any time during the taxable year. Instead any capital gain dividend will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits, subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Also, the branch profits tax will not apply to such a distribution.

        Gain recognized by a Non-U.S. Shareholder upon a sale of COPT's shares of beneficial interest generally will not be subject to United States taxation unless such shares constitute a "United States real property interest" within the meaning of FIRPTA. COPT's shares of beneficial interest will not constitute a "United States real property interest" so long as COPT is a "domestically controlled REIT." A "domestically controlled REIT" is generally a REIT in which at all times during a specified testing period less than 50% in value of its share was held directly or indirectly by Non-U.S. Shareholders. COPT believes that it will be a "domestically controlled REIT" and therefore, the sale of COPT's shares of beneficial interest will not be subject to taxation under FIRPTA. However, because COPT's shares of beneficial interest are publicly traded, no assurance can be given that COPT will continue to be a "domestically controlled REIT." Notwithstanding the foregoing, gain from the sale or exchange of its shares not otherwise subject to FIRPTA generally will be taxable to a Non-U.S. Shareholder if the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

        If COPT does not qualify as or ceases to be a "domestically controlled REIT," whether gain arising from the sale or exchange by a Non-U.S. Shareholder of COPT's shares of beneficial interest would be subject to U.S. taxation under FIRPTA will depend on whether the shares are "regularly traded" (as defined in applicable Treasury Regulations) on an established securities market (such as the NYSE, on which COPT's common shares and Series F, G and H Preferred Shares of beneficial interest are traded) and on the size of the selling Non-U.S. Shareholder's interest in COPT. If the gain on the sale of COPT's shares of beneficial interest were to be subject to tax under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as a domestic shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser would be required to withhold and remit to the IRS 10% of the sale price. In addition, if COPT is not a "domestically controlled REIT," distributions in excess of its current and accumulated earnings and profits would be subject to withholding at a rate of 10%.

        Dividends paid in the United States with respect to COPT's shares of beneficial interest, and proceeds from the sale of COPT's shares of beneficial interest, through a United States broker (or certain brokers having significant connections with the United States) may be subject to the information reporting requirements of the Code. Under the backup withholding rules, a shareholder may be subject to backup withholding (at a current rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2012) unless such shareholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number and certifies as to no loss of exemption, and otherwise complies with the applicable requirements of the backup withholding rules. Non-U.S. Shareholders are generally exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8 or otherwise comply with applicable certification and identification procedures in order to prove their exemption. Any amount paid as backup withholding will be creditable against the Non-U.S. Shareholder's United States income tax liability.

        U.S. legislation enacted in 2010 (referred to as "FATCA") may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in the imposition of a 30% withholding tax on payments of dividends with respect to, and sales proceeds from the sale of, COPT's shares of beneficial interest paid to a foreign financial institution ("FFI") or to a foreign entity other than a financial institution. Such withholding may apply unless (i) the FFI enters into an agreement with the United States Treasury and the Internal Revenue Service pursuant to which the FFI will, among other things, perform certain diligence, reporting and withholding obligations with respect to certain of its owners/account holders, and separately, the FFI furnishes the payor of such dividends and gross proceeds with all information and certifications required under Treasury regulations that implement FATCA or (ii) the foreign entity that is not an FFI either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. Although the statutory rules generally apply to payments made by an FFI made after December 31, 2012, recently released IRS guidance (including proposed regulations) provides that FATCA withholding will be effective with respect to payments of U.S. source dividends made after December 31, 2013 (and after December 31, 2014 with respect to payments of gross proceeds from the sale of securities giving rise to dividends).

        FATCA withholding tax may apply to dividends paid with respect to COPT's shares of beneficial interest, as well as gross proceeds from the sif the Fund cannot satisfy the applicable requirements. In addition, in the event any amounts are withheld from payments made to the Fund pursuant to FATCA due to any failure by a U.S. Investor to provide information to the Fund necessary to avoid such withholding, the Fund may collect the withheld taxes from such U.S. Investor (which, at the Fund's discretion, may be collected from proceeds otherwise payable to the U.S. Investor from the redemption of Interests) and/or allocate or apportion to such U.S. Investor the withheld taxes. Each prospective investor should consult with its own tax adviser as to the potential impact of FATCA in its own tax situation.

Other Tax Considerations

        Effect of Tax Status of the Operating Partnership on REIT Qualification.    All of COPT's investments are through the Operating Partnership. COPT believes that the Operating Partnership is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation). If, however, the Operating Partnership were to be treated as an association taxable as a corporation, COPT would cease to qualify as a REIT. Furthermore, in such a situation, the Operating Partnership would be subject to corporate income taxes and COPT would not be able to deduct its share of any losses generated by the Operating Partnership in computing its taxable income.

        Tax Allocations with Respect to the Properties.    The Operating Partnership was formed, in part, by way of contributions of appreciated property. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a "Book-Tax Difference"). The partnership agreement of the Operating Partnership requires allocations of income, gain, loss and deduction with respect to contributed Property to be made in a manner consistent with the special rules in Section 704(c) of the Code, and the regulations thereunder, which tend to eliminate the Book-Tax Differences with respect to the contributed Properties over the depreciable lives of the contributed Properties. However, because of certain technical limitations, the special allocation rules of Section 704(c) may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the Operating Partnership could cause COPT to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to COPT if all properties were to have a tax basis equal to their fair market value at the time of acquisition. The foregoing principles also apply in determining its earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had COPT purchased its interests in all properties at their agreed value.

        Treasury Regulations under Section 704(c) of the Code allow partnerships to use any reasonable method of accounting for Book-Tax Differences so that the contributing partner receives the tax benefits and burdens of any built-in gain or loss associated with the property. The Operating Partnership has determined to use the "traditional method" (which is specifically approved in the Treasury Regulations) for accounting for Book-Tax Differences with respect to the Contributed Properties.

        Potential Impact of Taxable Stock Distributions on Shareholders.    If COPT pays a dividend payable in cash or stock at the shareholder's election, as described above, taxable U.S. Shareholders will be required to include the full amount of the dividend as ordinary income to the extent of our accumulated earnings and profits. As a result, a U.S. Shareholder's tax liability with respect to such dividend may exceed the cash portion of the dividend. If a U.S. Shareholder sells the shares that it receives as a dividend to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our shares at the time of the sale. Furthermore, with respect to Non-U.S. Shareholders, we may be required to withhold Federal tax with respect to such dividends, including in respect of all or a portion of such dividend payable in shares.

        Sunset of Beneficial Tax Rates.    Several of the tax considerations described herein are subject to sunset clauses, which generally provide that for taxable years beginning after December 31, 2012, certain provisions of the Code will revert back to earlier versions of such provisions. For instance, sunset clauses apply to provisions that determine the maximum income tax rate applicable to taxpayers subject to tax at individual rates in respect of long-term capital gains (currently 15%, but previously 20%) and qualified dividend income (currently 15%, but previously up to 39.6%). The impact of such reversions generally is not considered in this discussion, and current and prospective shareholders should consult with their own tax advisors regarding the effect of such sunset clauses on an investment in COPT's shares of beneficial interest.

        State and Local Taxes.    COPT and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which COPT or they transact business or reside.

The state and local tax treatment of us and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult with their own tax advisors regarding the effect of state, local and other tax laws of any investment in COPT's shares of beneficial interest.

PLAN OF DISTRIBUTION

        Unless otherwise set forth in a prospectus supplement accompanying this prospectus, we may sell the securities offered pursuant to this prospectus to or through one or more underwriters or dealers, or we may sell the securities to investors directly or through agents. Any such underwriter, dealer or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

        Underwriters may offer and sell the securities at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell the securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of the securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents.

        Our common shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent, but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal, and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable New York Stock Exchange or other stock exchange, quotation system or over-the-counter market rules; (d) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

        Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

        Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. Unless otherwise set forth in an accompanying prospectus supplement, the obligations of any underwriters to purchase any of the securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such securities, if any are purchased.

        Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

        If indicated in the prospectus supplement, we may authorize underwriters or other agents to solicit offers by institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which we may make these delayed delivery contracts include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such delayed delivery contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other agents will not have any responsibility with regard to the validity or performance of these delayed delivery contracts.

        In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which such persons may bid for or purchase securities for the purpose of stabilizing their market price. The underwriters in an offering of securities may also create a "short position" for their account by selling more securities in connection with the offering than they are committed to purchase from us. In such case, the underwriters could cover all or a portion of such short position by either purchasing securities in the open market following completion of the offering of such securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession with respect to securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of such transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

        Our common shares are listed on the New York Stock Exchange under the symbol "OFC." Any new series of preferred shares or warrants will be new issues of securities with no established trading market and may or may not be listed on a national securities exchange, quotation system or over-the-counter market. Any underwriters or agents to or through which securities are sold by us may make a market in such securities, but such underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any securities sold by us.

EXPERTS

        The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financing Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SELLING SECURITYHOLDERS

        Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Securities Exchange Act of 1934 which are incorporated by reference.

LEGAL MATTERS

        The validity of the securities offered hereby is being passed upon for us by Saul Ewing LLP. The opinion of counsel as described under the heading "Federal Income Tax Matters" is being rendered by Morgan, Lewis & Bockius LLP, which opinion is subject to various assumptions and is based on current tax law. Certain legal matters may be passed upon for any of the underwriters or agents by counsel named in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents filed by us at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at http://www.sec.gov.

        This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. If a reference is made in this prospectus or any prospectus supplement to any of our contracts or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

        The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information we file with the Commission, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the Securities and Exchange Commission will update and supersede this information.

        We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

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  Annual Report on Form 10-K for the year ended December 31, 2011;

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  Current Reports on Form 8-K, filed with the Securities and Exchange Commission on February 16, 2012 and March 9, 2012;

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  Definitive Proxy Statement for the 2012 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on March 29, 2012; and

  •
  Registration Statement on Form 8-A relating to the registration of our common shares, filed with the Securities and Exchange Commission on April 7, 1998.

        You may request a copy of these filings, at no cost, by contacting Investor Relations, Corporate Office Properties Trust, 6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland 21046, by telephone at 443-285-5400, by facsimile at 443-285-7640, or by e-mail at ir@copt.com, or by visiting our website at www.copt.com. The information contained on our website is not part of this prospectus. Our reference to our website is intended to be an inactive textual reference only.

7,500,000 Shares

Common Shares of Beneficial Interest

PROSPECTUS SUPPLEMENT

October 11, 2012

Wells Fargo Securities

J.P. Morgan

Barclays

KeyBanc Capital Markets

Piper Jaffray

RBC Capital Markets

Baird

Comerica Securities

PNC Capital Markets LLC

Stifel Nicolaus Weisel

SunTrust Robinson Humphrey